Filed Pursuant to Rule 424(b)(3)
Registration No. 333-148331

Prospectus Supplement
Dated March 31, 2009 (to Prospectus dated December 10, 2008)

1st FRANKLIN FINANCIAL CORPORATION

This Prospectus Supplement is part of, and should be read in conjunction with, the Prospectus dated December 10, 2008.

This Prospectus Supplement includes the annual report to investors filed as Exhibit 13 to the Annual Report on Form 10-K for the year ended December 31, 2008 of 1st Franklin Financial Corporation, filed with the Securities and Exchange Commission on March 31, 2009.

Exhibit 13

1st FRANKLIN FINANCIAL CORPORATION

ANNUAL REPORT

DECEMBER 31, 2008

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TABLE OF CONTENTS

The Company	1

Chairman's Letter	2

Selected Consolidated Financial Information	3

Business	4

Management's Discussion and Analysis of Financial Condition and Results of Operations	12

Report of Independent Registered Public Accounting Firm	21

Financial Statements	22

Directors and Executive Officers	42

Corporate Information	42

Ben F. Cheek, Jr. Office of the Year	44

THE COMPANY

1st Franklin Financial Corporation, a Georgia corporation, has been engaged in the consumer finance business since 1941, particularly in making direct cash loans and real estate loans.  As of December 31, 2008 the business was operated through 108 branch offices in Georgia, 39 in Alabama, 41 in South Carolina, 31 in Mississippi, 22 in Louisiana and 7 in Tennessee.  Also on that date, the Company had 1,113 employees.

As of December 31, 2008, the resources of the Company were invested principally in loans, which comprised 73% of the Company's assets.  The majority of the Company's revenues are derived from finance charges earned on loans and other outstanding receivables.  Our remaining revenues are derived from earnings on investment securities, insurance income and other miscellaneous income.

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To our Investors, Bankers, Co-Workers and Friends:

It has been a number of years since we have witnessed an economic downturn similar to the one that occurred in 2008.  Difficulties in the subprime mortgage market and a long suspected correction in the housing market seem to be the catalyst that fairly quickly moved us into a nationwide recession.  As you would expect, this has presented a number of new challenges for both the business community and the consuming public.  Hopefully, the actions being taken by the business community and the federal and state governments will prove to be the appropriate stimuli that will return our economy to a healthy and stable condition sooner rather than later.

Even though the slowing economy required some changes and adjustments during the year, 1st Franklin Financial still achieved good results in all areas of our operation and had a very profitable year.  As you will note as you read the following pages, our net income for the year topped $10 million.  Loan originations reached almost $500 million and our net receivables grew slightly over 4%.  In addition, we continued the growth in our branch office network adding seven new offices in the state of Tennessee and three new offices in Louisiana.  With the expansion into Tennessee during 2008 1st Franklin now has operating loan branches in six southeastern states.

As we all deal with the challenges and the unknown events that take place during economic recessions such as we are confronting today, we at 1st Franklin are committed to staying true to our Core Values and to our Mission Statement which can be found on page 45 of this Annual Report.  Our company is in a strong financial position and our 1,000 plus co-workers are loyal, dedicated professionals who are determined that 1st Franklin will remain one of the premier consumer finance companies in the southeastern United States.

To all of you who are our “partners” – our investors, our bankers, our customers and our other friends we extend our sincere thanks for the faith and confidence that you have placed in our company.  We truly look forward to sharing the many new opportunities that will be coming our way in the years ahead.

Very sincerely yours,

/s/ Ben F. Cheek. III

Ben F. Cheek, III
Chairman of the Board and CEO

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SELECTED CONSOLIDATED FINANCIAL INFORMATION

Set forth below is selected consolidated financial information of the Company. This information should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the more detailed financial statements and notes thereto included herein.

	Year Ended December 31
	2008	2007	2006	2005	2004
Selected Income Statement Data:	(In 000's, except ratio data)

Revenues	$ 138,610	$ 130,297	$ 115,042	$ 101,826	$ 98,459
Net Interest Income	83,484	75,669	69,632	64,387	61,541
Interest Expense	14,728	15,746	11,994	8,016	7,137
Provision for Loan Losses	25,725	21,434	19,109	19,484	18,097
Income Before Income Taxes	13,761	15,754	11,023	7,621	7,527
Net Income	10,665	12,205	7,672	5,109	4,981
Ratio of Earnings to Fixed Charges	1.85	1.92	1.83	1.83	1.91

	As of December 31
	2008	2007	2006	2005	2004
Selected Balance Sheet Data:	(In 000's, except ratio data)

Net Loans	$ 285,580	$ 276,655	$ 249,862	$ 224,660	$ 218,893
Total Assets	389,422	402,454	362,567	324,910	312,366
Senior Debt	169,672	182,373	181,474	180,713	168,668
Subordinated Debt	86,605	91,966	67,190	38,902	41,311
Stockholders’ Equity	116,236	109,841	98,365	91,185	87,102
Ratio of Total Liabilities to Stockholders’ Equity	2.35	2.66	2.69	2.56	2.59

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BUSINESS

References in this Annual Report to “1st Franklin”, the “Company”, “we”, “our” and “us” refer to 1st Franklin Financial Corporation and its subsidiaries.

1st Franklin is engaged in the consumer finance business, particularly in making consumer loans to individuals in relatively small amounts for relatively short periods of time, and in making first and second mortgage loans on real estate in larger amounts and for longer periods of time.  We also purchase sales finance contracts from various retail dealers.  At December 31, 2008, direct cash loans comprised 87% of our outstanding loans, real estate loans comprised 7% and sales finance contracts comprised 6%.

In connection with our business, we also offer optional credit insurance coverage to our customers when making a loan.  Such coverage may include credit life insurance, credit accident and health insurance, and/or credit property insurance.  Customers may request credit life insurance coverage to help assure any outstanding loan balance is repaid if the customer dies before the loan is repaid or they may request accident and health insurance coverage to help continue loan payments if the customer becomes sick or disabled for an extended period of time.  Customers may also choose property insurance coverage to protect the value of loan collateral against damage, theft or destruction.  We write these various insurance products as an agent for a non-affiliated insurance company.  Under various agreements, our wholly-owned insurance subsidiaries, Frandisco Life Insurance Company and Frandisco Property and Casualty Insurance Company, reinsure the insurance coverage on our customers written on behalf of this non-affiliated insurance company.

Earned finance charges generally account for the majority of our revenues. The following table shows the sources of our earned finance charges over each of the past five years:

	Year Ended December 31
	2008	2007	2006	2005	2004
	(in thousands)

Direct Cash Loans	$85,392	$77,472	$68,358	$60,361	$56,364
Real Estate Loans	3,857	3,878	3,797	4,083	4,823
Sales Finance Contracts	5,186	5,814	5,759	4,785	4,882
Total Finance Charges	$94,435	$87,164	$77,914	$69,229	$66,069

We make direct cash loans primarily to people who need money for some unusual or unforeseen expense, for the purpose of debt consolidation or for the purchase of household goods such as furniture and appliances.  These loans are generally repayable in 6 to 60 monthly installments and generally do not exceed $10,000 in principal amount.  The loans are generally secured by personal property, motor vehicles and/or real estate. We believe that the interest and fees we charge on these loans are in compliance with applicable federal and state laws.

First and second mortgage loans on real estate are made to homeowners who wish to improve their property or who wish to restructure their financial obligations.  We generally make such loans in amounts from $3,000 to $50,000 and with maturities of 35 to 180 months. We believe that the interest and fees we charge on these loans are in compliance with applicable federal and state laws.

Sales finance contracts are purchased from retail dealers.  These contracts have maturities that generally range from 3 to 60 months and generally do not individually exceed $7,500 in principal amount. We believe that the interest rates we charge on these contracts are in compliance with applicable federal and state laws.

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Our business consists mainly of making loans to salaried people and other wage earners who depend on their earnings to meet their repayment obligations.  Prior to the making of a loan, we complete a credit investigation to determine the income, existing indebtedness, length and stability of employment, and other relevant information concerning a potential customer.  In making most loans, we receive a security interest in the real or personal property of the borrower. In making direct cash loans, we focus on the customer's ability to repay his or her loan to us rather than on the potential value of the underlying security.

1st Franklin competes with several national and regional finance companies, as well as a variety of local finance companies, in the communities we serve.  Competition is based primarily on interest rates and terms offered and on customer service, as well as, to some extent, reputation.  We believe that our emphasis on customer service helps us compete effectively in the markets we serve.

Because of our reliance on the continued income stream of most of our loan customers, our ability to continue the profitable operation of our business depends to a large extent on the continued employment of these people and their ability to meet their obligations as they become due. Therefore, a continuation of the current recession or significant increase in unemployment, or continued increases in the number of personal bankruptcies within our typical customer base, may have a material adverse effect on our collection ratios and profitability.

The average annual yield on loans we make (the percentage of finance charges earned to average net outstanding balance) has been as follows:

	Year Ended December 31
	2008	2007	2006	2005	2004

Direct Cash Loans	32.35%	32.28%	31.37%	31.61%	30.26%
Real Estate Loans	15.37	15.92	16.12	17.29	17.13
Sales Finance Contracts	20.52	20.35	20.61	18.96	19.35

The following table contains certain information about our operations:

	As of December 31
	2008	2007	2006	2005	2004

Number of Branch Offices	248	238	226	219	212
Number of Employees	1,113	1,057	1,007	964	989
Average Total Loans Outstanding Per Branch (in 000's)	$1,519	$1,515	$1,428	$1,347	$1,352
Average Number of Loans Outstanding Per Branch	683	713	725	699	709

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DESCRIPTION OF LOANS

	Year Ended December 31
	2008	2007	2006	2005	2004
DIRECT CASH LOANS:

Number of Loans Made to New Borrowers	30,871	33,354	34,188	29,332	45,251

Number of Loans Made to Former Borrowers	28,945	31,050	27,247	20,694	20,965

Number of Loans Made to Present Borrowers	133,902	132,251	126,905	122,261	105,824

Total Number of Loans Made	193,718	196,655	188,340	172,287	172,040

Total Volume of Loans Made (in 000’s)	$453,968	$441,462	$392,961	$348,620	$342,842

Average Size of Loan Made	$2,343	$2,245	$2,086	$2,023	$1,993

Number of Loans Outstanding	151,515	148,178	139,589	128,794	124,599

Total Loans Outstanding (in 000’s)	$324,996	$303,679	$267,999	$241,313	$229,044

Percent of Total Loans Outstanding	87%	84%	83%	82%	80%
Average Balance on Outstanding Loans	$2,145	$2,049	$1,920	$1,874	$1,838

REAL ESTATE LOANS:

Total Number of Loans Made	790	893	1,026	683	735

Total Volume of Loans Made (in 000’s)	$14,448	$14,924	$12,761	$8,018	$9,183

Average Size of Loan	$18,288	$16,713	$12,437	$11,739	$12,493

Number of Loans Outstanding	2,032	2,007	2,230	2,441	2,895

Total Loans Outstanding (in 000’s)	$24,176	$25,052	$23,564	$23,382	$26,989

Percent of Total Loans Outstanding	6%	7%	7%	8%	9%
Average Balance on Outstanding Loans	$11,897	$12,482	$10,567	$9,579	$9,323

SALES FINANCE CONTRACTS:

Number of Contracts Purchased	15,407	20,548	23,571	22,413	25,642

Total Volume of Contracts Purchased (in 000’s)	$30,909	$40,054	$43,471	$37,201	$41,489

Average Size of Contract Purchased	$2,006	$1,949	$1,844	$1,660	$1,618

Number of Contracts Outstanding	16,041	19,528	22,066	21,879	22,721

Total Contracts Outstanding (in 000’s)	$27,586	$31,747	$33,724	$30,346	$30,511

Percent of Total Loans Outstanding	7%	9%	10%	10%	11%
Average Balance on Outstanding Contracts	$1,720	$1,626	$1,528	$1,387	$1,343

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LOANS ACQUIRED, LIQUIDATED AND OUTSTANDING

Year Ended December 31
2008	2007	2006	2005	2004

(in thousands)

	LOANS ACQUIRED

Direct Cash Loans	$ 453,968	$ 441,462	$ 391,388	$ 348,501	$ 342,812
Real Estate Loans	14,448	14,924	12,568	8,018	9,183
Sales Finance Contracts	30,232	38,997	41,661	35,618	39,473
Net Bulk Purchases	677	1,057	3,576	1,702	2,046

Total Loans Acquired	$ 499,325	$ 496,440	$ 449,193	$ 393,839	$ 393,514

	LOANS LIQUIDATED

Direct Cash Loans	$ 432,651	$ 405,782	$ 366,275	$ 336,351	$ 325,001
Real Estate Loans	15,324	13,436	12,579	11,625	13,714
Sales Finance Contracts	35,070	42,031	40,093	37,366	37,656

Total Loans Liquidated	$ 483,045	$ 461,249	$ 418,947	$ 385,342	$ 376,371

	LOANS OUTSTANDING

Direct Cash Loans	$324,996	$303,679	$ 267,999	$ 241,313	$ 229,044
Real Estate Loans	24,176	25,052	23,564	23,382	26,989
Sales Finance Contracts	27,586	31,747	33,724	30,346	30,511

Total Loans Outstanding	$376,758	$360,478	$ 325,287	$ 295,041	$ 286,544

	UNEARNED FINANCE CHARGES

Direct Cash Loans	$ 33,273	$ 35,850	$ 31,374	$ 29,709	$ 28,795
Real Estate Loans	41	118	229	529	1,094
Sales Finance Contracts	4,058	4,753	5,013	4,423	4,454

Total Unearned Finance Charges	$ 37,372	$ 40,721	$ 36,616	$ 34,661	$ 34,343

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DELINQUENCIES

We classify delinquent accounts at the end of each month according to the number of installments past due at that time, based on the then-existing terms of the contract.  Accounts are classified in delinquency categories based on the number of days past due.  When three installments are past due, we classify the account as being 60-89 days past due; when four or more installments are past due, we classify the account as being 90 days or more past due.

In connection with any bankruptcy court initiated repayment plan, the Company effectively resets the delinquency rating of each account to coincide with the court initiated repayment plan.  Effectively, the account’s delinquency rating is changed going forward under normal grading parameters.

The following table shows the amount of certain classifications of delinquencies and the ratio of such delinquencies to related outstanding loans:

Year Ended December 31
2008	2007	2006	2005	2004
(in thousands, except % data)

DIRECT CASH LOANS:
60-89 Days Past Due	$ 7,247	$ 6,589	$ 5,598	$ 5,829	$ 4,594
Percentage of Principal Outstanding	2.25%	2.19%	2.11%	2.44%	2.02%
90 Days or More Past Due	$ 16,407	$ 13,100	$ 11,866	$11,206	$ 7,290
Percentage of Principal Outstanding	5.10%	4.36%	4.47%	4.70%	3.20%

REAL ESTATE LOANS:
60-89 Days Past Due	$ 282	$ 179	$ 176	$ 350	$ 241
Percentage of Principal Outstanding	1.19%	.73%	.76%	1.55%	.91%
90 Days or More Past Due	480	452	522	$ 768	$ 689
Percentage of Principal Outstanding	2.02%	1.84%	2.26%	3.39%	2.58%

SALES FINANCE CONTRACTS:
60-89 Days Past Due	$ 518	$ 468	$ 581	$ 620	$ 556
Percentage of Principal Outstanding	1.90%	1.48%	1.73%	2.05%	1.84%
90 Days or More Past Due	$ 1,080	$ 1,089	$ 1,049	$ 1,060	$ 745
Percentage of Principal Outstanding	3.96%	3.45%	3.13%	3.51%	2.46%

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LOSS EXPERIENCE

Net losses (charge-offs less recoveries) and the percent of such net losses to average net loans (loans less unearned finance charges) and to liquidations (payments, refunds, renewals and charge-offs of customers' loans) are shown in the following table:

Year Ended December 31
2008	2007	2006	2005	2004
(in thousands, except % data)

	DIRECT CASH LOANS

Average Net Loans	$ 266,753	$ 242,576	$ 217,919	$ 195,563	$ 186,271
Liquidations	$432,651	$405,782	$366,275	$336,351	$325,001
Net Losses	$ 21,325	$ 17,812	$ 16,363	$ 16,074	$ 14,782
Net Losses as % of Average Net Loans	7.99%	7.34%	7.51%	8.22%	7.94%
Net Losses as % of Liquidations	4.93%	4.39%	4.47%	4.78%	4.55%

	REAL ESTATE LOANS

Average Net Loans	$ 25,451	$ 25,015	$ 23,557	$ 24,403	$ 28,155
Liquidations	$ 15,324	$ 13,436	$ 12,579	$ 11,625	$ 13,714
Net Losses	$ (23)	$ 114	$ 65	$ 130	$ 205
Net Losses as % of Average Net Loans	(.09%)	.46%	.28%	.53%	.73%
Net Losses as % of Liquidations	(.15%)	.85%	.52%	1.12%	1.49%

	SALES FINANCE CONTRACTS

Average Net Loans	$ 25,486	$ 28,721	$ 27,950	$ 25,802	$ 25,236
Liquidations	$ 35,070	$ 42,031	$ 40,093	$ 37,366	$ 37,656
Net Losses	$ 1,448	$ 1,557	$ 1,481	$ 1,680	$ 1,339
Net Losses as % of Average Net Loans	5.68%	5.42%	5.30%	6.51%	5.31%
Net Losses as % of Liquidations	4.13%	3.70%	3.69%	4.50%	3.56%

ALLOWANCE FOR LOAN LOSSES

We determine the allowance for loan losses by reviewing our previous loss experience, reviewing specifically identified loans where collection is believed to be doubtful and evaluating the inherent risks and changes in the composition of our loan portfolio.  Such allowance is, in our opinion, sufficient to provide adequate protection against probable loan losses on the current loan portfolio.

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SEGMENT FINANCIAL INFORMATION

For additional financial information about our segments, See Note 12 “Segment Financial Information” in the Notes to Consolidated Financial Statements.

CREDIT INSURANCE

We offer optional credit insurance coverage to our customers when making a loan.  Such coverage may include credit life insurance, credit accident and health insurance and/or credit property insurance.  Customers may request credit life insurance coverage to help assure any outstanding loan balance is repaid if the customer dies before the loan is repaid or they may request credit accident and health insurance coverage to help continue loan payments if the customer becomes sick or disabled for an extended period of time.  Customers may also choose property insurance coverage to protect the value of loan collateral against damage, theft or destruction.  We write these various insurance products as agent for a non-affiliated insurance company.  Under various agreements, our wholly-owned insurance subsidiaries, Frandisco Life Insurance Company and Frandisco Property and Casualty Insurance Company, reinsure the insurance coverage on our customers written on behalf of this non-affiliated insurance company.

REGULATION AND SUPERVISION

State laws require that each office in which a small loan business is conducted be licensed by the state and that the business be conducted according to the applicable statutes and regulations.  The granting of a license depends on the financial responsibility, character and fitness of the applicant, and, where applicable, the applicant must show evidence of a need through convenience and advantage documentation.  As a condition to obtaining such license, the applicant must consent to state regulation and examination and to the making of periodic reports to the appropriate governing agencies.  Licenses are revocable for cause, and their continuance depends upon an applicant’s continued compliance with applicable laws and in connection with its receipt of a license.  The Company has never had any of its licenses revoked.

We conduct all of our lending operations under the provisions of the Federal Consumer Credit Protection Act (the "Truth-in-Lending Act"), the Fair Credit Reporting Act and the Federal Real Estate Settlement Procedures Act and other federal and state lending laws.  The Truth-in-Lending Act requires us to disclose to our customers the finance charge, the annual percentage rate, the total number and amount of payments and other material information on all loans.

A Federal Trade Commission ruling prevents us and other consumer lenders from using certain household goods as collateral on direct cash loans.  We collateralize such loans with non-household goods such as automobiles, boats and other exempt items.

We are also subject to state regulations governing insurance agents in the states in which we sell credit insurance.  State insurance regulations require that insurance agents be licensed and limit the premiums that insurance agents can charge.

Changes in the current regulatory environment, or the interpretation or application of current regulations, could impact our business.  While we believe that we are currently in compliance with all regulatory requirements, no assurance can be made regarding our future compliance or the cost thereof.

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SOURCES OF FUNDS

The Company is dependent upon the availability of various sources of funds in order to meet its ongoing financial obligations and to make new loans as a part of its business.  Our various sources of funds as a percent of total liabilities and stockholders’ equity and the number of persons investing in the Company's debt securities was as follows:

As of December 31
2008	2007	2006	2005	2004

Bank Borrowings	6%	4%	7%	3%	3%
Senior Debt	38	41	43	53	51
Subordinated Debt	22	23	19	12	13
Other Liabilities	4	5	4	4	5
Stockholders’ Equity	30	27	27	28	28
Total	100%	100%	100%	100%	100%

Number of Investors	5,508	5,820	5,868	6,011	6,517

As of March 26, 2009, all of our common stock was held by five related individuals and none of our common stock was traded in any established public trading market.  The Company does not maintain any equity compensation plans, and did not repurchase any of its equity securities in the fourth quarter of its most recent fiscal year.  Cash dividends of $21.95 and $8.56 per share were paid in 2008 and 2007, respectively, primarily for the purpose of enabling the Company’s shareholders to pay their income tax obligations, which arise as a result of the Company’s status as an S Corporation.  No other cash dividends were paid during the applicable periods.  For the foreseeable future, the Company expects to pay annual cash distributions equal to an amount sufficient to enable the Company’s shareholders to pay their respective income tax obligations as a result of the Company’s status as an S Corporation.

The average interest rates we pay on borrowings, computed by dividing the interest paid by the average indebtedness outstanding, have been as follows:

Year Ended December 31
2008	2007	2006	2005	2004

Senior Borrowings	4.78%	5.81%	4.95%	3.74%	3.25%
Subordinated Borrowings	6.27	6.34	5.18	3.97	4.22
All Borrowings	5.33	5.98	5.04	3.78	3.49

Certain financial ratios relating to our debt have been as follows:

At December 31
2008	2007	2006	2005	2004

Total Liabilities to
Stockholders’ Equity	2.35	2.66	2.69	2.56	2.59

Unsubordinated Debt to
Subordinated Debt plus
Stockholders’ Equity	.92	.99	1.19	1.50	1.43

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MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Management’s Discussion and Analysis provides a narrative on the Company’s financial condition and performance.  The narrative reviews the Company’s results of operations, liquidity and capital resources, critical accounting policies and estimates, and certain other matters. It includes Management’s interpretation of our financial results, the factors affecting these results and the major factors expected to affect future operating results. This discussion should be read in conjunction with the consolidated financial statements and notes thereto contained elsewhere in this Annual Report.

Certain information in this discussion and other statements contained in this Annual Report which are not historical facts may be forward-looking statements within the meaning of the federal securities laws that involve risks and uncertainties.  Actual results, performance or achievements could differ materially from those contemplated, expressed or implied by the forward-looking statements contained herein.  Possible factors which could cause future results to differ from expectations include, but are not limited to, the ability to manage cash flow, the accuracy of Management’s estimates and judgments, adverse economic conditions including the interest rate environment, federal and state regulatory changes, unfavorable outcomes of litigation and other factors referenced in the “Risk Factors” section of the Company’s Annual Report and elsewhere herein.

Overview:

We began fiscal year 2008 with the optimism of exceeding the record performance achieved in 2007.  However, as the year progressed, turmoil in the financial markets and the economic recession created formidable challenges for the Company.  During the second half of 2008, the global and national economies experienced some of the most volatile conditions seen in a generation.  As the recession deepened, growth in loan originations slowed and the number of non-performing loans increased.  In addition, highly publicized bank failures caused some of our investors to become concerned about the safety of their uninsured funds, resulting in a transfer of their funds to federally insured institutions.

Management closely monitored the potential economic perils and was proactive in making adjustments to the Company’s business processes.  As commodity prices rose and unemployment increased, the Company tightened loan underwriting criteria used to originate loans.  The Company increased the loan loss allowance during the year to cover an increase in probable loan losses inherent in the loan portfolio based on changing economic conditions.  In addition, the Company obtained additional funds maintained in its insurance subsidiaries to augment its liquidity position.  As a result of conservative business practices and diligent work by all our employees, the Company ended 2008 with the second most profitable year in its history.  Although not all performance goals were achieved, the Company had a solid year.  Our financial position continues to be sound.

Expansion of the Company’s branch network continued during 2008 with the opening of seven new branches in the state of Tennessee.  In addition, expansion took place in Louisiana with the opening of three new branch offices.

Financial Condition:

At December 31, 2008 the Company had $389.4 million in total assets as compared to $402.5 million at December 31, 2007.  The $13 million (3%) decline in assets resulted from a $26.7 million (89%) decease in cash and cash equivalents during the current year.  Liquidity challenges have been a consequence of the aforementioned turmoil in the financial markets and the recessionary economy for many institutions, including the Company.  During 2008 the Company used cash reserves to fund its operations, including providing funds to allow it to address the aforementioned increase in redemptions of debt securities by investors.

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All other categories of assets increased during 2008.  The Company had approximately $2.4 million and $2.2 million of cash in restricted accounts at December 31, 2008 and 2007, respectively.  These accounts were held by the Company’s insurance subsidiaries in order to meet the deposit requirements of the State of Georgia and to meet reserve requirements of its reinsurance agreements.

At the beginning of 2008, Management set a growth goal of 7.50% in net receivables (gross receivables less unearned finance charges).  Our actual growth was 4.06% for the year.  Tighter underwriting guidelines implemented by the Company on loan originations and lower loan demand due to the economy resulted in the slower growth.  The Company generated $499.3 million in loan originations during 2008 compared to $496.4 million in 2007.

The Company originates and services all its performing consumer loans.  There are no active loans packaged and brokered for sale to third parties.  All loans are made with fixed rates for fixed terms.  No variable rate loan products are offered by the Company.  Because the Company does not offer variable rate loan products, it does not believe it has material exposure to the certain of the issues currently being faced by certain lenders involved in sub-prime real estate mortgage lending.

Inherent in the loan portfolio are probable losses due to the inability of some customers to ultimately pay their obligations.  The creditworthiness of our loan portfolio is continually monitored and the Company maintains an allowance for loan losses to cover probable losses.  This allowance is shown as an off-setting account under our loan receivables category on the balance sheet.  We determine the amount of the allowance by reviewing our previous loss experience, reviewing specifically identified loans in which we believe collection is doubtful and evaluating the inherent risks and changes in the composition of our loan portfolio.  As a result of the increase in our loan portfolio and worsening economic conditions, we increased the allowance for loan losses to $23.0 million as of December 31, 2008 compared to $20.0 million at December 31, 2007.

Marketable debt securities increased $3.9 million (5%) at December 31, 2008 as compared to the prior year-end.  The majority of these investments are held by the Company’s insurance subsidiaries.  Management maintains what it believes to be a conservative approach when formulating its investment strategy.  The Company does not participate in hedging programs, interest rate swaps or other activities involving the use of off-balance sheet derivative financial instruments.  The investment portfolio consists mainly of U.S. Treasury bonds, government agency bonds and various municipal bonds.  Approximately 83% of these investment securities have been designated as “available for sale” with any unrealized gain or loss accounted for in the equity section of the Company’s balance sheet, net of deferred income taxes for those investments held by the insurance subsidiaries.  The remainder of the investment portfolio represents securities carried at amortized cost and designated “held to maturity”, as Management has both the ability and intent to hold these securities to maturity.

Other assets increased $.6 million (4%) at December 31, 2008 compared to the prior year-end.  Purchases of equipment and leasehold improvements associated with the aforementioned new branch offices opened and a number of office relocations were the primary reasons for the increase.  An increase in pre-paid expenses also contributed to the overall increase in other assets.

Senior and subordinated debt declined $18.1 million (7%) due to the aforementioned redemptions of the Company’s debt securities by certain investors who became concerned about instability in the financial markets and the deteriorating economy.  Additional borrowings against the Company’s available credit facility offset a portion of the redemptions of debt securities.

Each year Management provides an incentive bonus program for employees based on certain performance goals, such as net receivable growth, delinquency control, return on assets, profit, and expense to revenue ratios.  Annual performance goals are set at the beginning of each year and achievement of these goals determines the level of the total bonus payout.  Not all goals were achieved during 2008, thereby resulting in a lower accrual for payouts than 2007.  This was the primary factor causing accounts payable and accrued expenses to decline $1.4 million (7%) at December 31, 2008 compared the prior year-end.  Also contributing to the decrease was a reduction in accruals for profit sharing contributions.  Effective June 1, 2007, the Company changed from an employee 401(k)/Profit Sharing Plan to an employer match program.

-#-

The first quarter of each year is typically the slowest in terms of loan originations generated by the Company.  Loan liquidations normally exceed new loans originated, resulting in a decline in loans outstanding.  This trend is expected to continue during the first quarter of 2009.

Results of Operations:

Although 2008 proved challenging, the Company continued to grow its loan and investment portfolios and record a profit.  Operating revenues were $138.6 million, $130.3 million and $115.0 million during 2008, 2007 and 2006, respectively.  The aforementioned growth in loans and investments during the two-year period ended December 31, 2008 resulted in higher finance charge income and increased insurance revenues.  The rate of growth in operating revenues between 2008 and 2007 was slower than the rate between 2007 and 2006.  This was due to the slower growth in the loan portfolio during the year just ended.

Net income was $10.7 million, $12.2 million and $7.7 million during 2008, 2007 and 2006, respectively.  The $1.5 million (13%) decline in net income during 2008 compared to 2007 was mainly due to the lower growth in operating revenues and to a significant increase in the 2008 loan loss provision and higher personnel cost.   A higher rate of growth in revenues during 2007 offset increases in expenses during that year resulting in higher net income.

Net Interest Income:

Net interest income represents a performance metric which measures how successful the Company is in managing results of its investment and loan decisions compared to managing its debt.  It represents the difference between interest and finance charges earned on loans and investments and the interest paid on bank loans, debt securities and capital lease obligations.  Factors affecting the margin include the level of average net receivables and the interest income associated therewith, capitalized loan origination costs and average outstanding debt, as well as the general interest rate environment.   Volatility in interest rates has more impact on the income earned on investments and the Company’s borrowing costs than on interest income earned on loans.  Management does not normally change the rates charged on loans originated solely as a result of changes in the interest rate environment.

Net interest income was $83.5 million during 2008, compared to $75.7 million in 2007 and $69.6 million in 2006.  The higher margins achieved during 2008 and 2007 were mainly due to higher levels of net receivables outstanding and the associated finance charge income earned thereon.  Interest income increased $6.8 million (7%) during 2008 as compared to 2007 and $9.8 million (12%) during 2007 as compared to 2006.

Average borrowings outstanding were $271.4 million, $254.3 million and $229.3 million during 2008, 2007 and 2006, respectively.  During the same periods, average borrowing costs were 5.33% and 5.98%, respectively, compared to 5.01% during 2006.

Although average borrowings were higher during 2008 compared to 2007, a decline in our average cost of debt due to reductions in interest rates during 2008 resulted in a $1.0 million (6%) decline in interest expense during the year just ended, thereby contributing to the growth in the net margin.

The Company encountered significant increases in interest expense during 2007 compared to 2006.  Interest expense increased $3.8 million (31%) during 2007 compared to 2006.  This increase offset a portion of the growth in 2007’s net interest margin.  Factors responsible for the increases were the higher average borrowings outstanding and increases in interest rates.

Net Insurance Income:

-#-

The Company offers optional credit insurance products to loan customers.  Growth in our loan portfolio typically leads to increases in insurance in-force as many of our loan customers elect to purchase the credit insurance coverage offered by the Company.  Increases in credit insurance in-force through our insurance subsidiaries caused net insurance income to increase $.6 million (2%) during 2008 compared to 2007, and $1.8 million (7%) during 2007 compared to 2006.  Higher insurance claims and expenses offset some of the increase in insurance income during the one-year period just ended.

Other Revenue:

In addition to the aforementioned credit insurance ancillary products, the Company also offers auto club memberships to its loan customers.  The Company began selling the memberships in October 2006, as an agent for a third-party provider.  Commissions earned on the sale of these memberships was the primary cause of the $.1 million (2%) increase in other revenue during 2008 compared to 2007, and the $2.9 million (135%) increase during 2007 as compared to 2006.  The significant increase in 2007 was due to the initial offering of this program to customers.

Provision for Loan Losses:

The Company’s provision for loan losses reflects the level of net charge-offs and adjustments to the allowance for loan losses to cover credit losses inherent in the outstanding loan portfolio at the balance sheet date.

As the economy deteriorated during 2008, increases in commodity prices, rising unemployment and a tightening of credit made it more difficult for certain customers to repay their credit obligations.  As a result, the Company experienced higher delinquencies and increased net charge offs. Net charge offs during 2008 were $22.8 million compared to $19.5 million during 2007.  In addition, the Company increased its reserve for loan losses to cover future losses inherent in the loan portfolio at December 31, 2008.  The Company also experienced increases in bankruptcy filings by its customers during the year.  The Company had $13.5 million in bankrupt accounts as of December 31, 2008.  As a result of the foregoing, the loan loss provision increased $4.3 million (20%) during 2008 as compared to 2007.

During 2007, nonperforming loans and net charge offs increased as compared to 2006.  Net charge offs were $19.5 million during 2007 compared to $17.9 million during 2006.  We also experienced an increase in bankruptcy filings by our customers during 2007.  The Company had $10.5 million in bankrupt accounts as of December 31, 2007.  As a result of these factors and the increase in our loan portfolio, the provision for loan losses increased $2.3 million (12%) during 2007.

Factors that could affect our loan loss reserve are continued increases in unemployment, increases in credit card delinquencies and continued worsening of economic conditions.

The creditworthiness of the loan portfolio is consistently monitored for factors such as previous loss experience, delinquency status, bankruptcy trends, the perceived ability of the borrower to repay, value of the underlying collateral and changes in the size of the loan portfolio.  Additions will be made to the allowance for loan losses when we deem it appropriate to protect against probable losses in the current portfolio.  Currently, we believe the allowance for loan losses is adequate to absorb actual losses.  However, if conditions change, future additions to the allowance may be necessary in order to provide adequate protection against probable losses in the current portfolio.

Other Operating Expenses:

Increases in the employee base, merit salary increases, payroll tax expense and higher claims expense associated with the Company’s self-insured employee health program caused personnel expense to increase $4.0 million (9%) during 2008 compared to 2007, and $2.4 million (6%) during 2007 compared to 2006.    Increased accruals for incentive bonuses and the cost to modify the Company’s profit sharing / 401(k) plan were additional factors contributing to the increase in personnel expense during 2007 compared to 2006.  Effective July 1, 2007, the Company converted its profit sharing / 401(k) plan to a new provider and began matching a portion of employees’ 401(k) plan contributions.

The continued expansion of our branch operations had a direct impact on our occupancy expense.  Leases for new offices and lease renewals for existing offices were the main causes of the $.9 million (9%) and $.8 million (9%) increase in occupancy expense during 2008 and 2007, respectively.  Higher utility costs, maintenance costs and depreciation on furniture and equipment also contributed to the increases.

Generally higher levels of miscellaneous expenses including legal, audit, technology related, employee training and development and travel, were mainly responsible for the $1.3 million (8%) increase in other miscellaneous operating expenses during 2008 compared to the prior year.

During 2007, other operating expenses increased $.5 million (3%) as compared to 2006.  Increases in advertising, collection expenses, consulting fees, technology related expenses, travel expenses and securities sales expense were the main causes of the overall increase in other operating expenses.  Offsetting a portion of the 2007 increase was recognition of an insurance recovery of $.9 million.  The Company had been attempting to recover certain costs related to an ongoing lawsuit originally filed against the Company in 2002.  Although the Company has liability insurance in place, the Company had previously been unsuccessful in obtaining the reimbursement of any costs associated with defending the lawsuit from its insurance carrier.   In September 2007, the Company was successful in securing an agreement with the insurance company to reimburse us for the majority of the fees which have been incurred since the lawsuit was filed.

Income Taxes:

The Company has elected to be treated as an S Corporation for income tax reporting purposes.  Taxable income or loss of an S Corporation is included in the individual tax returns of the shareholders of the Company.  However, income taxes continue to be reported for the Company’s insurance subsidiaries, as they are not allowed to be treated as S Corporations, and for the Company’s state taxes in Louisiana, which does not recognize S Corporation status.  Deferred income tax assets and liabilities are recognized and provisions for current and deferred income taxes continue to be recorded by the Company’s subsidiaries.  The deferred income tax assets and liabilities are due to certain temporary differences between reported income and expenses for financial statement and income tax purposes.

Effective income tax rates for the years ended December 31, 2008, 2007 and 2006 were 22.5%, 22.5% and 30.4%, respectively.  The lower rates during 2008 and 2007 were due to income of the S Corporation being passed to the shareholders for tax reporting, whereas income earned by the insurance subsidiaries was taxed at the corporate level.  Since the tax liability is passed on to the shareholders, upon consolidation, the profit of the S Corporation had the effect of lowering the overall consolidated tax rate.  During 2006, the S Corporation reported a loss, which had the effect of increasing the overall consolidated tax rate.

Quantitative and Qualitative Disclosures About Market Risk:

Volatility of market rates of interest can impact the Company’s investment portfolio and the interest rates paid on its debt securities.  Volatility in interest rates has more impact on the income earned on investments and the Company’s borrowing costs than on interest income earned on loans.  Management does not normally change the rates charged on loans originated solely as a result of changes in the interest rate environment. These exposures are monitored and managed by the Company as an integral part of its overall cash management program.  It is Management’s goal to minimize any adverse effect that movements in interest rates may have on the financial condition and operations of the Company.  The information in the table below summarizes the Company’s risk associated with marketable debt securities and debt obligations as of December 31, 2008.  Rates associated with the marketable debt securities represent weighted averages based on the yield of each individual security.  No adjustment has been made to yield, even though many of the investments are tax-exempt.  For debt obligations, the table presents principal cash flows and related weighted average interest rates by contractual maturity dates.  As part of its risk management strategy, the Company does not invest a material amount in equity securities.  The Company’s subordinated debt securities offer various interest adjustment periods, at which time the interest rate resets, and which allow the holder to redeem that security prior to the contractual maturity without penalty.  It is expected that actual maturities on a portion of the Company’s subordinated debentures will occur prior to the contractual maturity as a result of interest rate resets.  Management estimates the carrying value of senior and subordinated debt approximates their fair values when compared to instruments of similar type, terms and maturity.

Loans are excluded from the information below since interest rates charged on loans are based on rates allowable in compliance with federal and state guidelines.  Management does not believe that changes in market interest rates will significantly impact rates charged on loans.  The Company has no exposure to foreign currency risk.

	Expected Year of Maturity
						2014 &		Fair
	2009	2010	2011	2012	2013	Beyond	Total	Value
Assets:	(in millions)
Marketable Debt Securities	$ 10	$ 9	$ 13	$ 12	$ 12	$ 26	$82	$82
Average Interest Rate	3.5%	3.7%	3.9%	4.0%	4.0%	3.9%	3.9%
Liabilities:
Senior Debt:
Senior Demand Notes	$41	—	—	—	—	—	$41	$41
Average Interest Rate	3.0%	—	—	—	—	—	3.0%
Commercial Paper	$106	—	—	—	—	—	$106	$106
Average Interest Rate	5.5%	—	—	—	—	—	5.5%
Notes Payable to Banks	$22	—	—	—	—	—	$ 22	$ 22
Average Interest Rate	2.8%	—	—	—	—	—	2.8%
Subordinated Debentures	$ 7	$ 20	$ 31	$ 29	—	—	$ 87	$ 87
Average Interest Rate	5.5%	5.7%	6.2%	5.3%	—	—	5.9%

Liquidity and Capital Resources:

Liquidity is the ability of the Company to meet ongoing financial obligations, either through the collection of receivables or by generating additional funds through liability management. The Company’s liquidity is therefore dependent on the collection of its receivables, the sale of debt securities and the continued availability of funds under the Company’s revolving credit agreement (the “Revolver”).

We continue to review current economic conditions and their potential implications for us, including, among other things, loan losses, liquidity, compliance with our debt covenants, and relationships with our customers.

As of December 31, 2008 and December 31, 2007, the Company had $3.2 million and $29.8 million, respectively, invested in cash and short-term investments readily convertible into cash with original maturities of three months or less.  As previously mentioned, the Company used cash reserves to fund its operations, including providing funds for an increase in redemptions of debt securities by investors.

The Company's investments in marketable securities can be converted into cash, if necessary.  As of December 31, 2008 and 2007, 96% of the Company's cash and cash equivalents and investment securities were maintained in the Company’s insurance subsidiaries.  State insurance regulations limit the use an insurance company can make of assets.  Ordinary dividend payments to the Company by its wholly owned insurance subsidiaries are subject to annual limitations and are restricted to the greater of 10% of statutory surplus or statutory earnings before recognizing realized investment gains of the individual insurance subsidiaries.  Any dividends above the state limitations are termed “extraordinary dividends” and must be approved in advance by the Georgia Insurance Commissioner.  Prior to 2008, no dividends had been paid by the insurance subsidiaries since the Company elected in 1996 to be treated as an S Corporation for IRS reporting.  Due to the volatility of the economy, Management elected to pay dividends during 2008 to strengthen the Company’s liquidity position in light of general economic conditions.  During 2008 the Company received in aggregate $8.9 million in ordinary dividends from its insurance subsidiaries.  In October 2008, the Company filed a request with the Georgia Insurance Commissioner that its insurance subsidiaries be allowed to pay up to $35.0 million in extraordinary dividends on or before December 31, 2008.  The request was approved and, in December 2008, a total of $20.0 million of the approved $35.0 million in extraordinary dividends were paid by the insurance subsidiaries to the Company.

At December 31, 2008, Frandisco Property and Casualty Insurance Company and Frandisco Life Insurance Company had a statutory surplus of $28.7 million and $30.7 million, respectively.  Since ordinary dividends were paid at the end of 2008, the Company’s insurance subsidiaries are not eligible to pay such dividends in 2009.  In light of the current economic climate and the Company’s desire to ensure adequate liquidity, in the first quarter of 2009 the Company filed a request with the Georgia Insurance Department for the insurance subsidiaries to pay up to $45.0 million in extraordinary dividends during 2009.  If approved, Management would pay the dividends in the event funds were needed for operations and such funds were not available from sales of the Company’s debt securities and/or its credit line facility.  The Company expects a ruling on its request on or before April 30, 2009.

Most of the Company's loan portfolio is financed through sales of its various debt securities, which, because of certain redemption features, have a shorter average maturity than the loan portfolio as a whole.  The difference in maturities may adversely affect liquidity if the Company is not able to continue to sell debt securities at interest rates and on terms that are responsive to the demands of the marketplace or maintain sufficient borrowing availability under our credit facility.

In addition to funding our liquidity requirements through the sales of debt securities, the Company maintains an external source of funds through its Revolver with Wachovia Bank, N.A. (a Wells Fargo Company) and BMO Capital Markets Financing, Inc., which provides for unsecured borrowings up to $50.0 million, subject to certain limitations.  This agreement expires December 15, 2009, and any amounts then outstanding will be due and payable on such date.  Management believes continued growth of the Company is contingent on the continued sale of its debt securities and the availability of funding from third-party lenders.  Management has begun the process of negotiating a new line of credit with the intention that such line of credit would contain additional funds availability.  It is the Company’s intention that any such new credit facility would be substantially finalized during the second quarter of 2009.  In the event a new credit facility is not approved, Management expects that it would attempt to utilize the previously mentioned extraordinary dividends available from the Company’s insurance subsidiaries to assist in funding the Company’s operations.  There can be no assurances that the Company will be able to negotiate or obtain third party bank financing in a timely manner or on terms acceptable to Management, or at all.  Additionally, there can be no assurances that the Georgia Insurance Commissioner would authorize the Company’s insurance subsidiaries to pay such extraordinary dividends at times, or in amounts sufficient, to fund the Company’s operations.  In either event, the Company’s financial condition and results of operations could be materially adversely affected.

Available but unborrowed amounts under the Revolver are subject to a periodic unused line fee, the percentage and amount of which is dependent on the then-outstanding amounts under the Revolver.  The interest rate under the Revolver is equivalent to either (a) the base rate (which equals the higher of the Prime Rate or 0.5% above the Federal Funds Rate, each as defined) or (b) the London Inter-bank Offered Rate (“LIBOR”) determined on an interest period of 1-month, 2-months, 3-months or 6-months, at the option of the Company, plus, in each case, an Applicable Margin (as defined).  Base rate borrowings may be converted to LIBOR borrowings, and vice versa, at the option of the Company.  As of December 31, 2008, $22.3 million was outstanding under the Revolver at an interest rate of 2.75%, and available borrowings under the Revolver were $27.7 million.  Periodic funding of amounts available under the Revolver is subject to conditions customary for financing transactions of this nature, including compliance with various debt covenants.  The Company has no reason to believe that it will not remain in compliance with these covenants and obligations for the foreseeable future.

We are not aware of any additional restrictions placed on us, or being considered to be placed on us, related to our ability to access capital, such as borrowings under our Revolver prior to its maturity.

The credit agreement governing the Revolver requires the Company to comply with certain covenants customary for financing transactions of this nature, including, among others, maintaining a minimum interest coverage ratio, a minimum consolidated tangible net worth ratio, and a maximum debt to tangible net worth ratio, each as defined. The Company must also comply with certain restrictions on its activities consistent with credit facilities of this type, including limitations on: (a) restricted payments; (b) additional debt obligations (other than specified debt obligations); (c) investments (other than specified investments); (d) mergers, acquisitions, or a liquidation or winding up; (e) modifying its organizational documents or changing lines of business; (f) modifying Material Contracts (as defined); (g) certain affiliate transactions; (h) sale-leaseback, synthetic lease, or similar transactions; (i) guaranteeing additional indebtedness (other than specified indebtedness); (k) capital expenditures; or (l) speculative transactions.  The credit agreement governing the Revolver also restricts the Company or any of its subsidiaries from creating or allowing certain liens on their assets, entering into agreements that restrict their ability to grant liens (other than specified agreements), or creating or allowing restrictions on any of their ability to make dividends, distributions, inter-company loans or guaranties, or other inter-company payments, or inter-company asset transfers.  At December 31, 2008, the Company was in compliance with all covenants.

The Company was subject to the following contractual obligations and commitments at December 31, 2008:

2014 &
2009	2010	2011	2012	2013	Beyond	Total

(in millions)

Contractual Obligations:
Credit Line *	$ 21.3	$ -	$ -	$ -	$ -	$ -	$ 21.3
Bank Commitment Fee **	.1	-	-	-	-	-	.1
Senior Demand Notes *	42.5	-	-	-	-	-	42.5
Commercial Paper *	108.0	-	-	-	-	-	108.0
Subordinated Debt *	8.4	24.7	38.4	35.3	-	-	106.8
Human resource insurance and support contracts **	.5	.1	.1	-	-	-	.7
Operating leases (offices)	4.0	3.5	2.5	1.6	.7	-	12.3
Operating leases (equipment)	.1	-	-	-	-	-	.1
Software service contract **	2.4	2.4	2.4	2.4	2.4	14.3	26.3
Total	$187.3	$30.7	$43.4	$39.3	$ 3.1	$14.3	$318.1

* Includes estimated interest at current rates.
** Based on current usage.

The increase in the loan loss allowance 2008 also did not directly affect liquidity as the allowance is maintained out of income; however, an increase in the actual loss rate may have a material adverse effect on the Company’s earnings.  The inability to collect loans could eventually impact the Company’s liquidity in the future.

Critical Accounting Policies:

The accounting and reporting policies of 1st Franklin and its subsidiaries are in accordance with accounting principles generally accepted in the United States and conform to general practices within the financial services industry.  The more critical accounting and reporting policies include the allowance for loan losses, revenue recognition and insurance claims reserves.

Allowance for Loan Losses:

The allowance for loan losses is based on the Company's previous loss experience, a review of specifically identified loans where we believe collection is doubtful and Management's evaluation of the inherent risks and changes in the composition of the Company's loan portfolio.  Specific provision for loan losses is made for impaired loans based on a comparison of the recorded carrying value in the loan to either the present value of the loan’s expected cash flow, the loan’s estimated market price or the estimated fair value of the underlying collateral.

Revenue Recognition:

Accounting principles generally accepted in the United States require that an interest yield method be used to calculate the income recognized on accounts which have precomputed charges.  An interest yield method is used by the Company on each individual account with precomputed charges to calculate income for those on-going accounts; however, state regulations often allow interest refunds to be made according to the “Rule of 78's” method for payoffs and renewals.  Since the majority of the Company's accounts which have precomputed charges are paid off or renewed prior to maturity, the result is that most of the those accounts effectively yield on a Rule of 78's basis.

Precomputed finance charges are included in the gross amount of certain direct cash loans, sales finance contracts and certain real estate loans.  These precomputed charges are deferred and recognized as income on an accrual basis using the effective interest method.  Some other cash loans and real estate loans, which do not have precomputed charges, have income recognized on a simple interest accrual basis.  Income is not accrued on a loan that is more than 60 days past due.

Loan fees and origination costs are deferred and recognized as an adjustment to the loan yield over the contractual life of the related loan.

The property and casualty credit insurance policies written by the Company, as agent for a non-affiliated insurance company, are reinsured by the Company’s property and casualty insurance subsidiary.  The premiums are deferred and earned over the period of insurance coverage using the pro-rata method or the effective yield method, depending on whether the amount of insurance coverage generally remains level or declines.

The credit life and accident and health policies written by the Company, as agent for a non-affiliated insurance company, are also reinsured by the Company’s life insurance subsidiary.  The premiums are deferred and earned using the pro-rata method for level-term life policies and the effective yield method for decreasing-term life policies.  Premiums on accident and health policies are earned based on an average of the pro-rata method and the effective yield method.

Insurance Claims Reserves:

Included in unearned insurance premiums and commissions on the consolidated statements of financial position are reserves for incurred but unpaid credit insurance claims for policies written by the Company and reinsured by the Company’s wholly-owned insurance subsidiaries.  These reserves are established based on accepted actuarial methods.  In the event that the Company’s actual reported losses for any given period are materially in excess of the previously estimated amounts, such losses could have a material adverse affect on the Company’s results of operations.

Different assumptions in the application of these policies could result in material changes in the Company’s consolidated financial position or consolidated results of operations.

New Accounting Pronouncements:

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements”, (“SFAS No.157”), which defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements.  SFAS No. 157 applies under other accounting pronouncements that require or permit fair value measurements and does not require any new assets or liabilities to be measured at fair value.  SFAS No. 157 became effective for the Company in 2008.  The adoption of this new accounting principle did not have a material effect on its financial position, results of operations or cash flows but did result in additional disclosure in the footnotes to the consolidated financial statements.

In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities – Including an Amendment of FASB Statement No. 115,” (“SFAS No. 159”), which permits companies to choose to measure many financial instruments and certain other items at fair value.  SFAS No. 159 became effective for the Company in 2008 and the adoption did not have an impact on our consolidated statements, as we did not elect the fair value option for any specific financial instruments or other items.

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REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To: The Board of Directors
1st Franklin Financial Corporation

We have audited the accompanying consolidated statements of financial position of 1st Franklin Financial Corporation and subsidiaries (the “Company”) as of December 31, 2008 and 2007, and the related consolidated statements of income, stockholders’ equity, and cash flows for each of the three years in the period ended December 31, 2008.  These financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purposes of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting.  Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of 1st Franklin Financial Corporation and subsidiaries as of December 31, 2008 and 2007, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2008, in conformity with accounting principles generally accepted in the United States of America.

/s/ Deloitte & Touche LLP

Atlanta, Georgia
March 27, 2009

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1st FRANKLIN FINANCIAL CORPORATION

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

DECEMBER 31, 2008 AND 2007

ASSETS

2008	2007

	CASH AND CASH EQUIVALENTS (Note 5):
	Cash and Due From Banks	$ 433,645	$ 3,716,343
	Short-term Investments	2,726,781	26,114,786
		3,160,426	29,831,129

	RESTRICTED CASH (Note 1)	2,366,779	2,187,022

	LOANS (Note 2):
	Direct Cash Loans	324,996,394	303,678,240
	Real Estate Loans	24,175,593	25,052,160
	Sales Finance Contracts	27,586,508	31,747,131
		376,758,495	360,477,531

Less:	Unearned Finance Charges	44,032,487	40,720,500
	Unearned Insurance Premiums	24,135,983	23,066,730
	Allowance for Loan Losses	23,010,085	20,035,085
		285,579,940	276,655,216

	MARKETABLE DEBT SECURITIES (Note 3):
	Available for Sale, at fair market value	67,883,686	60,060,798
	Held to Maturity, at amortized cost	14,127,792	18,021,418
		82,011,478	78,082,216

	OTHER ASSETS:
	Land, Buildings, Equipment and Leasehold Improvements,
	less accumulated depreciation and amortization
	of $13,653,028 and $12,383,615 in 2008 and 2007, respectively	9,241,725	8,926,207
	Deferred Acquisition Costs	1,360,237	1,302,859
	Due from Non-affiliated Insurance Company	1,753,638	1,975,006
	Miscellaneous	3,948,218	3,493,980
		16,303,818	15,698,052

	TOTAL ASSETS	$ 389,422,441	$ 402,453,635

See Notes to Consolidated Financial Statements

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1st FRANKLIN FINANCIAL CORPORATION

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

DECEMBER 31, 2008 AND 2007

LIABILITIES AND STOCKHOLDERS' EQUITY

2008	2007

SENIOR DEBT (Note 6):
Notes Payable to Banks	$ 22,267,681	$ 16,684,681
Senior Demand Notes, including accrued interest	41,341,839	48,610,737
Commercial Paper	106,062,799	117,077,531
	169,672,319	182,372,949

ACCOUNTS PAYABLE AND ACCRUED EXPENSES	16,908,641	18,274,446

SUBORDINATED DEBT (Note 7)	86,605,009	91,965,714

Total Liabilities	273,185,969	292,613,109

COMMITMENTS AND CONTINGENCIES (Note 8)

STOCKHOLDERS' EQUITY:
Preferred Stock; $100 par value
6,000 shares authorized; no shares outstanding	--	--
Common Stock:
Voting Shares; $100 par value;
2,000 shares authorized; 1,700 shares outstanding as of December 31, 2008 and 2007	170,000	170,000
Non-Voting Shares; no par value;
198,000 shares authorized; 168,300 shares
outstanding as of December 31, 2008 and 2007	--	--
Accumulated Other Comprehensive Income	433,101	970,603
Retained Earnings	115,633,371	108,699,923
Total Stockholders' Equity	116,236,472	109,840,526

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 389,422,441	$ 402,453,635

See Notes to Consolidated Financial Statements

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1st FRANKLIN FINANCIAL CORPORATION

CONSOLIDATED STATEMENTS OF INCOME

FOR THE YEARS ENDED DECEMBER 31, 2008, 2007 AND 2006

	2008	2007	2006
INTEREST INCOME: Finance Charges Investment Income	$ 94,434,623 3,777,325 98,211,948	$ 87,164,381 4,250,314 91,414,695	$ 77,914,247 3,710,980 81,625,227
INTEREST EXPENSE: Senior Debt Subordinated Debt	8,333,678 6,393,999 14,727,677	10,158,113 5,587,502 15,745,615	8,875,312 3,118,314 11,993,626

NET INTEREST INCOME	83,484,271	75,669,080	69,631,601

PROVISION FOR LOAN LOSSES (Note 2)	25,725,394	21,433,742	19,108,562

NET INTEREST INCOME AFTER PROVISION FOR LOAN LOSSES	57,758,877	54,235,338	50,523,039

NET INSURANCE INCOME: Premiums Insurance Claims and Expense	35,190,622 (7,940,655) 27,249,967	33,798,963 (7,160,494) 26,638,469	31,256,387 (6,416,995) 24,839,392

OTHER REVENUE	5,207,553	5,083,587	2,160,753

OPERATING EXPENSES: Personnel Expense Occupancy Expense Other Expense	46,830,271 10,653,752 18,971,151 76,455,174	42,798,905 9,778,649 17,626,181 70,203,735	40,378,370 8,979,037 17,143,101 66,500,508

INCOME BEFORE INCOME TAXES	13,761,223	15,753,659	11,022,676

PROVISION FOR INCOME TAXES (Note 11)	3,096,447	3,548,896	3,350,914

NET INCOME	$ 10,664,776	$ 12,204,763	$ 7,671,762

BASIC EARNINGS PER SHARE: 170,000 Shares Outstanding for All Periods ( 1,700 voting, 168,300 non-voting)	$62.73	$71.79	$45.13

See Notes to Consolidated Financial Statements

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1st FRANKLIN FINANCIAL CORPORATION

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2008, 2007 AND 2006

Accumulated
Other
Common Stock		Retained	Comprehensive
Shares	Amount	Earnings	Income	Total

Balance at December 31, 2005	170,000	$170,000	90,746,492	268,012	91,184,504

Comprehensive Income:
Net Income for 2006	—	—	7,671,762	—
Net Change in Unrealized Gain On Available-For-Sale Securities	—	—	—	(24,207)
Total Comprehensive Income	—	—	—	—	7,647,555
Cash Distributions Paid	—	—	(467,501)	—	(467,501)

Balance at December 31, 2006	170,000	170,000	97,950,753	243,805	98,364,558

Comprehensive Income:
Net Income for 2007	—	—	12,204,763	—
Net Change in Unrealized Gain On Available-For-Sale Securities	—	—	—	726,798
Total Comprehensive Income	—	—	—	—	12,931,561
Cash Distributions Paid	—	—	(1,455,593)	—	(1,455,593)

Balance at December 31, 2007	170,000	170,000	108,699,923	970,603	109,840,526

Comprehensive Income:
Net Income for 2008	—	—	10,664,776	—
Net Change in Unrealized Gain On Available-For-Sale Securities	—	—	—	(537,502)
Total Comprehensive Income	—	—	—	—	10,127,274
Cash Distributions Paid	—	—	(3,731,328)	—	(3,731,328)

Balance at December 31, 2008	170,000	$170,000	$115,633,371	$ 433,101	$116,236,472

Disclosure of reclassification amount:			2008	2007	2006

Unrealized holding gains (losses) arising during period, net of applicable income tax (provision) benefits of $10,512 (205,290) and $54,772 for 2008, 2007 and 2006, respectively
			$ (525,701)	$ 727,554	$ (17,527)

Less: Reclassification adjustment for net gains (losses) included in income, net of applicable income taxes of $3,095, $251 and $2,471 for 2008, 2007 and 2006, respectively			11,801	756	6,680

Net unrealized gains (losses) on securities, net of applicable income tax (provision) benefits of $13,607, ($205,039) and $57,243 for 2008, 2007 and 2006, respectively			$ (537,502)	$ 726,798	$ (24,207)

See Notes to Consolidated Financial Statements

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1st FRANKLIN FINANCIAL CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2008, 2007 AND 2006

2008	2007	2006

CASH FLOWS FROM OPERATING ACTIVITIES:

Net Income	$ 10,664,776	$ 12,204,763	$ 7,671,762
Adjustments to reconcile net income to net
cash provided by operating activities:
Provision for loan losses	25,725,394	21,433,742	19,108,562
Depreciation and amortization	2,447,007	2,076,784	1,888,433
Provision for deferred taxes	155,830	251,823	286,851
Losses due to called redemptions on marketable securities, loss on sales of equipment and
amortization on securities	263,242	120,291	7,205
Increase in Miscellaneous Assets and other	(290,247)	(93,905)	(698,492)
Increase (decrease) in Other Liabilities	(1,508,028)	2,278,834	1,198,375
Net Cash Provided	37,457,974	38,272,332	29,462,696

CASH FLOWS FROM INVESTING ACTIVITIES:
Loans originated or purchased	(236,634,867)	(250,121,741)	(231,849,878)
Loan payments	201,984,749	201,895,210	187,538,632
Increase in restricted cash	(179,757)	(317,439)	(277,616)
Purchases of securities, available for sale	(27,465,879)	(17,692,694)	(9,537,168)
Purchases of securities, held to maturity	(1,202,870)	--	--
Redemptions of securities, available for sale	18,813,950	10,483,100	5,778,000
Redemptions of securities, held to maturity	5,101,000	3,005,000	1,995,000
Capital expenditures	(2,777,574)	(4,383,965)	(2,089,399)
Proceeds from sale of equipment	25,234	443,450	438,439
Net Cash Used	(42,336,014)	(56,689,079)	(48,003,990)

CASH FLOWS FROM FINANCING ACTIVITIES:
Net increase (decrease) in Notes Payable to
Banks and Senior Demand Notes	(1,685,898)	(8,384,074)	540,921
Commercial Paper issued	35,766,727	33,538,927	44,177,066
Commercial Paper redeemed	(46,781,459)	(24,256,208)	(43,956,538)
Subordinated Debt issued	21,619,938	36,790,393	35,526,664
Subordinated Debt redeemed	(26,980,643)	(12,014,336)	(7,238,642)
Dividends / Distributions paid	(3,731,328)	(1,455,593)	(467,501)
Net Cash (Used) Provided	(21,792,663)	24,219,109	28,581,970

NET INCREASE (DECREASE) IN
CASH AND CASH EQUIVALENTS	(26,670,703)	5,802,362	10,040,676

CASH AND CASH EQUIVALENTS, beginning	29,831,129	24,028,767	13,988,091

CASH AND CASH EQUIVALENTS, ending	$ 3,160,426	$ 29,831,129	$ 24,028,767

Cash paid during the year for:	Interest	$ 14,830,353	$ 15,667,174	$ 11,694,753
	Income Taxes	2,972,200	3,316,208	3,137,391

See Notes to Consolidated Financial Statements

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1ST FRANKLIN FINANCIAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2008, 2007 AND 2006

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Business:

1st Franklin Financial Corporation (the "Company") is a consumer finance company which originates and services direct cash loans, real estate loans and sales finance contracts through 248 branch offices located throughout the southeastern United States.  (See inside back cover of this Annual Report for branch office locations.)  In addition to this business, the Company writes credit insurance when requested by its loan customers as an agent for a non-affiliated insurance company specializing in such insurance.  Two of the Company's wholly owned subsidiaries, Frandisco Life Insurance Company and Frandisco Property and Casualty Insurance Company, reinsure the credit life, the credit accident and health and the credit property insurance so written.

Basis of Consolidation:

The accompanying consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. Inter-company accounts and transactions have been eliminated.

Fair Values of Financial Instruments:

The following methods and assumptions are used by the Company in estimating fair values for financial instruments:

Cash and Cash Equivalents.  Cash includes cash on hand and with banks.  Cash equivalents are short-term highly liquid investments with original maturities of three months or less.  The carrying value of cash and cash equivalents approximates fair value due to the relatively short period of time between the origination of the instruments and their expected realization.

Loans.  The fair value of the Company's direct cash loans and sales finance contracts approximate the carrying value since the estimated life, assuming prepayments, is short-term in nature.  The fair value of the Company's real estate loans approximate the carrying value since the interest rate charged by the Company approximates market rates.

Marketable Debt Securities.  The fair value for marketable debt securities is based on quoted market prices.  If a quoted market price is not available, fair value is estimated using market prices for similar securities.  See Note 3 for the fair value of marketable debt securities and Note 4 for information related to how these securities are valued.

Senior Debt.  The carrying value of the Company's senior debt securities approximate fair value due to the relatively short period of time between the origination of the instruments and their expected payment.

Subordinated Debt. The carrying value of the Company's subordinated debt approximates fair value due to the re-pricing frequency of the securities.

Use of Estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires Management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of financial statements and the reported amounts of revenues and expenses during the reporting period.  Actual results could vary from these estimates; however, in the opinion of Management, such variances would not be material.

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Income Recognition:

Accounting principles generally accepted in the United States require that an interest yield method be used to calculate the income recognized on accounts which have precomputed charges.  An interest yield method is used by the Company on each individual account with precomputed charges to calculate income for those on-going accounts, however, state regulations often allow interest refunds to be made according to the “Rule of 78's” method for payoffs and renewals.  Since the majority of the Company's accounts with precomputed charges are paid off or renewed prior to maturity, the result is that most of the accounts with precomputed charges effectively yield on a Rule of 78's basis.

Precomputed finance charges are included in the gross amount of certain direct cash loans, sales finance contracts and certain real estate loans.  These precomputed charges are deferred and recognized as income on an accrual basis using the effective interest method.  Some other cash loans and real estate loans, which do not have precomputed charges, have income recognized on a simple interest accrual basis.  Income is not accrued on a loan that is more than 60 days past due.

Loan fees and origination costs are deferred and recognized as an adjustment to the loan yield over the contractual life of the related loan.

The property and casualty credit insurance policies written by the Company are reinsured by the Company’s property and casualty insurance subsidiary.  The premiums are deferred and earned over the period of insurance coverage using the pro-rata method or the effective yield method, depending on whether the amount of insurance coverage generally remains level or declines.

The credit life and accident and health policies written by the Company are reinsured by the Company’s life insurance subsidiary.  The premiums are deferred and earned using the pro-rata method for level-term life policies and the effective yield method for decreasing-term life policies.  Premiums on accident and health policies are earned based on an average of the pro-rata method and the effective yield method.

Claims of the insurance subsidiaries are expensed as incurred and reserves are established for incurred but not reported (IBNR) claims.  Reserves for claims totaled $932,973 and $938,475 at December 31, 2008 and 2007, respectively, and are included in unearned insurance premiums on the balance sheet.

Policy acquisition costs of the insurance subsidiaries are deferred and amortized to expense over the life of the policies on the same methods used to recognize premium income.

Commissions received from the sale of auto club memberships are earned at the time the membership is sold.  The Company sells the memberships as an agent for a third party.  The Company has no further obligations after the date of sale as all claims for benefits are paid and administered by the third party.

Depreciation and Amortization:

Office machines, equipment (including equipment and capital leases) and Company automobiles are recorded at cost and depreciated on a straight-line basis over a period of three to ten years.  Leasehold improvements are amortized on a straight-line basis over five years or less depending on the term of the applicable lease.  Depreciation and amortization expense for the three years ended December 31, 2008 was $2,447,006, $2,076,784 and $1,888,433, respectively.

Restricted Cash:

At December 31, 2008, 2007 and 2006, the Company had cash of $2,366,779, $2,187,022 and $1,869,583, respectively, that was held in restricted accounts at its insurance subsidiaries in order to meet the deposit requirements of the State of Georgia and to meet the reserve requirements of its reinsurance agreements.

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Impairment of Long-Lived Assets:

The Company annually evaluates whether events and circumstances have occurred or triggering events have occurred that indicate the carrying amount of property and equipment may warrant revision or may not be recoverable.  When factors indicate that these long-lived assets should be evaluated for possible impairment, the Company assesses the recoverability by determining whether the carrying value of such long-lived assets will be recovered through the future undiscounted cash flows expected from use of the asset and its eventual disposition.  In Management's opinion, there has been no impairment of carrying value of the long-lived assets, including property and equipment and other intangible assets, at December 31, 2008.

Income Taxes:

In June 2006, the Financial Accounting Standards Board (“FASB”) issued FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes” (“FIN 48”), an interpretation of FASB No. 109, Accounting for Income Taxes.  FIN 48 clarifies the accounting for income taxes by prescribing how companies should recognize, measure, present and disclose uncertain tax positions that have been taken on a tax return.  The Company adopted FIN 48 as of January 1, 2007, as required. There was no material impact from the adoption of FIN 48 on the Company’s consolidated financial statements.

No provision for income taxes has been made by the Company since it has elected to be treated as an S Corporation. However, the state of Louisiana does not recognize S Corporations, and the Company has accrued amounts necessary to pay the required income taxes in such state. The Company’s insurance subsidiaries remain taxable and income taxes are provided for where applicable (Note 11).

Collateral Held for Resale:

When the Company takes possession of the collateral which secures a loan, the collateral is recorded at the lower of its estimated resale value or the loan balance.  Any losses incurred at that time are charged against the Allowance for Loan Losses.

Marketable Debt Securities:

Management has designated a significant portion of the marketable debt securities held in the Company's investment portfolio at December 31, 2008 and 2007 as being available-for-sale.  This portion of the investment portfolio is reported at fair market value with unrealized gains and losses excluded from earnings and reported, net of taxes, in accumulated other comprehensive income, which is a separate component of stockholders' equity.  Gains and losses on sales of securities available-for-sale are determined based on the specific identification method.  The remainder of the investment portfolio is carried at amortized cost and designated as held-to-maturity as Management has both the ability and intent to hold these securities to maturity.

Earnings per Share Information:

The Company has no contingently issuable common shares, thus basic and diluted per share amounts are the same.

2. LOANS

The Company's consumer loans are made to individuals in relatively small amounts for relatively short periods of time.  First and second mortgage loans on real estate are made in larger amounts and for longer periods of time.  The Company also purchases sales finance contracts from various dealers.  All loans and sales contracts are held for investment.

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Contractual Maturities of Loans:

An estimate of contractual maturities stated as a percentage of the loan balances based upon an analysis of the Company's portfolio as of December 31, 2008 is as follows:

	Direct	Real	Sales
Due In	Cash	Estate	Finance
Calendar Year	Loans	Loans	Contracts
2009	64.46%	19.34%	59.49%
2010	28.90	19.31	27.53
2011	5.35	17.08	9.99
2012	.89	13.78	2.55
2013	.18	9.76	.31
2014 & beyond	.22	20.73	.13
	100.00%	100.00%	100.00%

Historically, a majority of the Company's loans have renewed many months prior to their final contractual maturity dates, and the Company expects this trend to continue in the future.  Accordingly, the above contractual maturities should not be regarded as a forecast of future cash collections.

Cash Collections on Principal:

During the years ended December 31, 2008 and 2007, cash collections applied to the principal of loans totaled $201,984,749 and $201,895,210, respectively, and the ratios of these cash collections to average net receivables were 63.58% and 68.14%, respectively.

Allowance for Loan Losses:

The Allowance for Loan Losses is based on the Company's previous loss experience, a review of specifically identified loans where we believe collection is doubtful and Management's evaluation of the inherent risks and changes in the composition of the Company's loan portfolio.  Such allowance is, in the opinion of Management, sufficiently adequate for probable losses in the current loan portfolio.  Specific provision for loan losses is made for impaired loans based on a comparison of the recorded carrying value in the loan to either the present value of the loan’s expected cash flow, the loan’s estimated market price or the estimated fair value of the underlying collateral.  As the estimates used in determining the loan loss reserve are influenced by outside factors, such as consumer payment patterns and general economic conditions, there is uncertainty inherent in these estimates, making it reasonably possible that the estimates of underlying loss amounts could change.

When a loan becomes five installments past due, it is charged off unless Management directs that it be retained as an active loan. In making this charge off evaluation, Management considers factors such as pending insurance, bankruptcy status and other measures of collectability.  In addition, no installment is counted as being past due if at least 80% of the contractual payment has been paid.  The amount charged off is the unpaid balance less the unearned finance charges and the unearned insurance premiums.

The Company held $35,301,198 and $30,429,562 of loans in a non-accrual status at December 31, 2008 and 2007, respectively.

An analysis of the allowance for loan losses for the years ended December 31, 2008, 2007 and 2006 is shown in the following table:

	2008	2007	2006
Beginning Balance	$ 20,035,085	$ 18,085,085	$ 16,885,085
Provision for Loan Losses	25,725,394	21,433,742	19,108,562
Charge-Offs	(29,231,988)	(25,101,040)	(23,115,442)
Recoveries	6,481,594	5,617,298	5,206,880
Ending Balance	$23,010,085	$20,035,085	$18,085,085

3. MARKETABLE DEBT SECURITIES

Debt securities available for sale are carried at estimated fair market value. The amortized cost and estimated fair market values of these debt securities are as follows:

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Market Value
December 31, 2008
U.S. Treasury securities and
obligations of U.S. government
corporations and agencies	$ --	$ --	$ --	$ --
Obligations of states and
political subdivisions	67,258,945	699,997	(449,030)	67,509,912
Corporate securities	130,316	243,458	--	373,774
	$ 67,389,261	$ 943,455	$ (449,030)	$ 67,883,686

December 31, 2007
U.S. Treasury securities and
obligations of U.S. government
corporations and agencies	$ 9,015,878	$ 82,388	$ (16,646)	$ 9,081,620
Obligations of states and
political subdivisions	49,869,070	335,089	(119,362)	50,084,797
Corporate securities	130,316	764,065	--	894,381
	$ 59,015,264	$ 1,181,542	$ (136,008)	$ 60,060,798

Debt securities designated as "Held to Maturity" are carried at amortized cost based on Management's intent and ability to hold such securities to maturity.  The amortized cost and estimated fair market values of these debt securities are as follows:

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Market Value
December 31, 2008
U.S. Treasury securities and
obligations of U.S. government
corporations and agencies	$ 1,498,335	$ 24,707	$ --	$ 1,523,042
Obligations of states and
political subdivisions	12,629,457	194,492	(26,045)	12,797,904
	$ 14,127,792	$ 219,199	$ (26,045)	$ 14,320,946

December 31, 2007
U.S. Treasury securities and
obligations of U.S. government
corporations and agencies	$ 4,715,540	$ 8,446	$ (6,983)	$ 4,717,003
Obligations of states and
political subdivisions	13,305,878	148,419	(22,733)	13,431,564
	$ 18,021,418	$ 156,865	$ (29,716)	$ 18,148,567

The amortized cost and estimated fair market values of marketable debt securities at December 31, 2008, by contractual maturity, are shown below:

	Available for Sale		Held to Maturity
		Estimated		Estimated
	Amortized	Fair Market	Amortized	Fair Market
	Cost	Value	Cost	Value

Due in one year or less	$ 5,931,020	$ 6,213,015	$ 3,289,212	$ 3,300,166
Due after one year through five years	37,316,607	37,565,603	9,199,867	9,350,309
Due after five years through ten years	23,420,998	23,378,400	1,638,713	1,670,471
Due after ten years	720,636	726,668	--	--
	$ 67,389,261	$ 67,883,686	$ 14,127,792	$ 14,320,946

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The following table is an analysis of investment securities in an unrealized loss position for which other-than-temporary impairments have not been recognized as of December 31, 2008:

	Less than 12 Months		12 Months or Longer		Total
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
Available for Sale:
U.S. Treasury securities and obligations of U.S. government corporations and agencies	$ --	$ --	$ --	$ --	$ --	$ --
Obligations of states and political subdivisions	17,026,076	317,608	3,145,781	131,422	20,171,857	449,030
Total	17,026,076	317,608	3,145,781	131,422	20,171,857	449,030

Held to Maturity:
U.S. Treasury securities and obligations of U.S. government corporations and agencies	--	--	--	--	--	--
Obligations of states and political subdivisions	2,161,095	22,965	484,281	3,081	2,645,376	26,045
Total	2,161,095	22,965	484,281	3,081	2,645,376	26,045

Overall Total	$ 19,187,171	$ 340,573	$ 3,630,062	$ 134,503	$ 22,817,233	$ 475,075

The table above represents 59 investments held by the Company, the majority of which were rated AAA.  The unrealized losses on the Company’s investments were the result of interest rate increases over the previous years. The total impairment was less than 2.1% of the fair value of the affected investments.  Based on the ratings of these investments, the Company’s ability and intent to hold these investments until a recovery of fair value and after considering the severity and duration of the impairments, the Company does not consider the impairment of these investments to be other-than-temporary at December 31, 2008.

Proceeds from sales of securities during 2008 were $7,164,450.  Gross gains of $68,296 and gross losses of $58,517 were realized on these sales.  Proceeds from redemptions of investment securities due to call provisions and regularly scheduled maturities during 2008 were $16,750,500.  Gross gains of $18,386 and gross losses of $15,269 were realized on these redemptions.  The proceeds from the sale of securities were distributed to the Company from its insurance subsidiaries and were used for general liquidity purposes.  The Company does not believe that it will have similar sales of securities with unrealized losses in the future and, thus, believes that it has the intent and ability to hold its current investments with unrealized losses until there is a recovery of the fair value.`

There were no sales of investments in debt securities available-for-sale during 2007.  Proceeds from redemptions of investment securities due to call provisions and regularly scheduled maturities during 2007 were $13,488,100.  Gross gains of $13,524 and gross losses of $12,517 were realized on these redemptions.

There were no sales of investments in debt securities available-for-sale during 2006.  Proceeds from redemptions of investment securities due to call provisions and regularly scheduled maturities during 2006 were $7,775,000.  Gross gains of $9,151 were realized on these redemptions.

4. FAIR VALUE

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements” (“SFAS No. 157”), which defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements.  SFAS No. 157 applies under other accounting pronouncements that require or permit fair value measurements and does not require any new assets or liabilities to be measured at fair value.  SFAS No. 157 is effective for fiscal years beginning after November 15, 2007 and, accordingly, the Company adopted this pronouncement effective January 1, 2008.

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Under SFAS No. 157, fair value is the price that would be received upon sale of an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.  The following fair value hierarchy is used in selecting inputs used to determine the fair value of an asset or liability, with the highest priority given to Level 1, as these are the most transparent or reliable.

Level 1 -

Quoted prices for identical instruments in active markets.

Level 2 -

Quoted prices for similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; and model-derived valuations in which all significant inputs are observable in active markets.

Level 3 -

Valuations derived from valuation techniques in which one or more significant inputs are unobservable.

The Company is responsible for the valuation process and as part of this process may use data from outside sources in establishing fair value.  The Company performs due diligence to understand the inputs or how the data was calculated or derived.  The Company corroborates the reasonableness of external inputs in the valuation process.  To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires significantly more judgment.  We use prices and inputs that are current as of the measurement date, including during periods of market dislocation.  In periods of market dislocation, the observation of prices and inputs may be reduced for many instruments.  This condition could cause an instrument to be reclassified between levels.

Assets measured at fair value as of December 31, 2008 are available-for-sale investment securities which are summarized below:

Fair Value Measurements at Reporting Date Using
Quoted Prices
		In Active	Significant
		Markets for	Other	Significant
		Identical	Observable	Unobservable
		Assets	Inputs	Inputs
Description	12/31/2008	(Level 1)	(Level 2)	(Level 3)

Available-for-sale investment securities	$ 67,883,686	$ 373,774	$ 67,509,912	$ --

5. INSURANCE SUBSIDIARY RESTRICTIONS

As of December 31, 2008 and 2007, respectively, 87% and 96% of the Company's cash and cash equivalents and investment securities were maintained in the Company’s insurance subsidiaries.  State insurance regulations limit the types of investments an insurance company may hold in its portfolio.  These limitations specify types of eligible investments, quality of investments and the percentage a particular investment may constitute of an insurance company’s portfolio.

Dividend payments to the Company by its wholly owned insurance subsidiaries are subject to annual limitations and are restricted to the greater of 10% of statutory surplus or statutory earnings before recognizing realized investment gains of the individual insurance subsidiaries, unless prior approval from the Georgia Insurance Commissioner.  At December 31, 2008, Frandisco Property and Casualty Insurance Company and Frandisco Life Insurance Company had a statutory surplus of $28.7 million and $30.7 million, respectively.  The Company received $8.9 million in regular dividends from its subsidiaries during December 2008 based on the allowable limit.  In addition, the Company requested and was granted approval from the Georgia Insurance Commissioner to receive an additional $35.0 million in dividends from these subsidiaries during December 2008, $20.0 million of which was paid. Prior approval would be required from the Georgia Insurance Commissioner for any dividends these subsidiaries may desire to make during 2009.

-#-

6. SENIOR DEBT

Effective December 15, 2006, the Company entered into a revolving credit agreement which governs the terms of a revolving credit facility (the “Credit Agreement”) with Wachovia Bank, N.A. (a Wells Fargo Company) and BMO Capital Markets Financing, Inc. and which provides for maximum borrowings of up to $50.0 million or 80% of our net finance receivables (as defined in the Credit Agreement), whichever is less.  The borrowings are on an unsecured basis.  All borrowings bear interest at .5% below the prime rate of interest or at a defined margin above a chosen LIBOR term, at the option of the Company.  A commitment fee is paid quarterly based on the unused funds available.  If unused funds are less than $30 million, the fee is .25% of the unused amount and if unused funds are greater than or equal to $30 million, the fee rate is .50% of the unused amount.  In addition, a facility fee of $50,000 was paid to the banks when the Credit Agreement was executed.

The Credit Agreement has a commitment termination date of December 15, 2009.  Any then- outstanding balance under the Credit Agreement would be due and payable on such date.  The banks also may terminate the agreement upon the violation of any of the financial ratio requirements or covenants contained in the Credit Agreement or if the financial condition of the Company becomes unsatisfactory to the banks, according to standards set forth in the Credit Agreement.  Such financial ratio requirements include a minimum equity requirement, an interest expense coverage ratio and a minimum debt to equity ratio, among others.

Management has begun the process of negotiating a new line of credit with the intention that such line of credit would contain additional funds availability.  It is the Company’s intention that any such new credit facility would be substantially finalized during the second quarter of 2009.

Prior to December 15, 2006, the Company had a line of credit with a bank which provided for maximum unsecured borrowings of $30.0 million or 80% of our net finance receivables (as defined in the credit agreement), whichever was less.  Interest rates were similar to those contained in the Credit Agreement.  At December 31, 2008 and 2007, the Company had balances of $22.3 million and $16.7 million, respectively, in borrowings against the credit facilities in existence at the applicable dates at interest rates of 2.75% and 6.75%, respectively.

The Company’s Senior Demand Notes are unsecured obligations which are payable on demand. The interest rate payable on any Senior Demand Note is a variable rate, compounded daily, established from time to time by the Company.

Commercial Paper is issued by the Company only to qualified investors, in amounts in excess of $50,000, with maturities of less than 270 days and at competitive interest rates that the Company believes are competitive in its market.

Additional data related to the Company's senior debt is as follows:

	Weighted
	Average	Maximum	Average	Weighted
	Interest	Amount	Amount	Average
Year Ended	Rate at end	Outstanding	Outstanding	Interest Rate
December 31	of Year	During Year	During Year	During Year
	(In thousands, except % data)
2008:
Bank	2.75%	$ 49,484	$ 22,993	4.25%
Senior Demand Notes	2.96	49,510	46,751	2.99
Commercial Paper	5.47	116,714	105,204	5.61
All Categories	4.50	187,679	174,947	4.73

2007:
Bank	6.75%	$ 24,828	$ 12,364	7.53%
Senior Demand Notes	3.13	50,453	49,268	3.27
Commercial Paper	6.43	117,948	112,926	6.66
All Categories	5.58	182,055	174,558	5.76

2006:
Bank	7.75%	$ 24,828	$ 14,988	7.59%
Senior Demand Notes	3.30	63,945	55,508	3.14
Commercial Paper	6.65	108,406	105,481	5.72
All Categories	5.90	181,474	175,977	5.07

7. SUBORDINATED DEBT

The payment of the principal and interest on the Company’s subordinated debt is subordinate and junior in right of payment to all unsubordinated indebtedness of the Company.

Subordinated debt consists of Variable Rate Subordinated Debentures which mature four years after their date of issue.  The maturity date is automatically extended for an additional four years unless the holder or the Company redeems the debenture on its original maturity date or within any applicable grace period thereafter.  The debentures have various minimum purchase amounts with varying interest rates and interest adjustment periods for each respective minimum purchase amount, each as established. Interest rates on the debentures are adjusted at the end of each adjustment period.  The debentures may also be redeemed by the holder at the applicable interest adjustment date or within any applicable grace period thereafter without penalty.  Redemptions at any other time are at the discretion of the Company and are subject to an interest penalty. The Company may redeem the debentures for a price equal to 100% of the principal plus accrued but unpaid interest upon 30 days’ notice to the holder.

Interest rate information on the Company’s subordinated debt at December 31 is as follows:

Weighted Average Rate at			Weighted Average Rate
End of Year			During Year

2008	2007	2006	2008	2007	2006

5.94%	6.71%	6.16%	6.28%	6.49%	5.43%

Maturity information on the Company's subordinated debt at December 31, 2008 is as follows:

	Amount Maturing
	Based on Maturity	Based on Interest
	Date	Adjustment Period

2009	$ 6,555,690	$ 57,683,777
2010	20,403,033	15,540,559
2011	30,611,726	10,827,626
2012	29,034,560	2,553,047
	$ 86,605,009	$ 86,605,009

8. COMMITMENTS AND CONTINGENCIES

The Company's operations are carried on in locations which are occupied under operating lease agreements.  These lease agreements usually provide for a lease term of five years with the Company holding a renewal option for an additional five years.  There are also operating leases for computer equipment the Company uses in its operations.  Operating leases for equipment have terms of three years.  Total operating lease expense was $4,494,612, $4,900,175 and $4,463,315 for the years ended December 31, 2008, 2007 and 2006, respectively.  The Company’s minimum aggregate lease commitments at December 31, 2008 are shown in the table below.

Year	Operating Equipment Leases	Operating Occupancy Leases	Total Operating Leases

2009	$ 83,346	$ 4,220,144	$ 4,303,490
2010	--	3,455,639	3,455,639
2011	--	2,448,992	2,448,992
2012	--	1,597,455	1,597,455
2013	--	663,865	663,865
2014 and beyond	--	14,747	14,747
Total	$ 83,346	$ 12,400,842	$ 12,484,188

As of December 31, 2008 and 2007, the Company had no capital lease obligations.  Prior to September 2007 the Company utilized capital leases for certain equipment used in its operations.  During September 2007, equipment previously obtained through capital leases was sold to an equipment vendor, with the vendor buying out the leases and assuming the related lease obligations.

The Company is involved in various claims and lawsuits incidental to its business from time to time.  In the opinion of Management, the ultimate resolution of any such known claims and lawsuits will not have a material effect on the Company's financial position, liquidity or results of operations.

9. EMPLOYEE BENEFIT PLANS

Prior to June 1, 2007, the Company maintained a profit sharing and 401(k) plan, which was qualified under Section 401(a) and Section 401(k) of the Internal Revenue Code of 1986 (the “Code”), as amended, to cover employees of the Company.  Effective June 1, 2007, the Company amended the plan to include a Company 401(k) match feature.  The 401(k) match feature replaces the profit sharing portion of the plan going forward.

Any employee who has attained the age of 18, worked 1,000 hours and twelve consecutive months for the Company is eligible to participate in the profit sharing portion of the plan; automatic enrollment occurred on the January 1st or July 1st  (up until the discontinuance of the plan in June of 2007) after meeting the requirements.   The Company’s contribution to the profit sharing plan was determined at the discretion of the executive officers of the Company and approved by the Board of Directors, based on the profits of 1st Franklin Financial Corporation.   An employee became 100% vested in his/her profit sharing account after he/she has completed at least five years of service, with 1,000 hours completed in each year.  Total contributions by the Company were $-0-, $635,000, and $992,018 for the years 2008, 2007 and 2006 respectively.  The contribution was lower in 2007 due to the discontinuation of the profit sharing plan and the addition of the aforementioned Company 401(k) match feature which was added in June.

Prior to June of 2007, any employee who had attained the age of 18 was eligible to participate in the 401(k) portion of the plan upon hire; voluntary enrollment could take place any time during the first month of each quarter.  401(k) funds are deferred on a pre-tax basis.  An employee was immediately 100% vested in these funds.  Beginning in June 2007, employees who were 18 years of age or older were eligible to participate in the 401(k) plan on the first day of the month following 30 days of continuous employment and the Company began matching up to 4.50qw% of an employee’s deferred contribution, up to 6.00% of their total compensation.  During 2008 and 2007, the Company contributed $1,103,483 and $398,750 in matching funds for employee 401(k) deferred accounts, respectively.

The Company also maintains a non-qualified deferred compensation plan for employees who receive compensation in excess of the amount provided in Section 401(a)(17) of the Code, as said amount may be adjusted from time to time in accordance with the Code.

10. RELATED PARTY TRANSACTIONS

The Company leases a portion of its properties (see Note 8) for an aggregate of $156,000 per year from certain officers or stockholders. In Management's opinion, these leases are at rates which approximate those obtainable from independent third parties.

During 1999, a loan was extended to a real estate development partnership of which one of the Company’s beneficial owners (David W. Cheek) is a partner.  David Cheek (son of Ben F. Cheek, III) owns 10.59% of the Company’s voting stock. The loan was renewed on November 27, 2006.  The balance on this commercial loan (including principal and accrued interest) was $935,614 at December 31, 2008.  The maximum amount outstanding during the year was $1,677,762.  The loan is a variable-rate loan with the interest based on the prime rate plus 1%. The interest rate adjusts whenever the prime rate changes.

Effective September 23, 1995, the Company entered into a Split-Dollar Life Insurance Agreement with the Trustee of an executive officer’s irrevocable life insurance trust.  The life insurance policy insures one of the Company’s executive officers.  As a result of certain changes in tax regulations relating to split-dollar life insurance policies, the agreement was amended effectively making the premium payments a loan to the Trust.  The interest on the loan is a variable rate adjusting monthly based on the federal mid-term Applicable Federal Rate.  A payment of $6,888 for interest accrued during 2008 was applied to the loan on December 23, 2008.  No principal payments on this loan were made in 2008.  The balance on this loan at December 31, 2008 was $231,318.  This was the maximum loan amount outstanding during the year.

11. INCOME TAXES

The Company has elected to be treated as an S corporation for income tax reporting purposes.  The taxable income or loss of an S corporation is included in the individual tax returns of the shareholders of the company.  Accordingly, deferred income tax assets and liabilities have been eliminated and no provisions for current and deferred income taxes were made by the Company other than amounts related to prior years when the Company was a taxable entity and for amounts attributable to state income taxes for the state of Louisiana, which does not recognize S corporation status for income tax reporting purposes.  Deferred income tax assets and liabilities will continue to be recognized and provisions for current and deferred income taxes will be made by the Company’s subsidiaries.

The provision for income taxes for the years ended December 31, 2008, 2007 and 2006 is made up of the following components:

	2008	2007	2006

Current – Federal	$ 2,928,904	$ 3,268,108	$ 3,042,559
Current – State	11,713	28,965	21,504
Total Current	2,940,617	3,297,073	3,064,063

Deferred – Federal	155,830	251,823	286,851

Total Provision	$ 3,096,447	$ 3,548,896	$ 3,350,914

Temporary differences create deferred federal tax assets and liabilities, which are detailed below for December 31, 2008 and 2007.  These amounts are included in accounts payable and accrued expenses in the accompanying consolidated statements of financial position.

	Deferred Tax Assets (Liabilities)

	2008	2007
Insurance Commission	$ (4,173,874)	$ (3,991,962)
Unearned Premium Reserves	1,545,313	1,501,323
Unrealized Gain on
Marketable Debt Securities	(61,323)	(74,930)
Other	(301,693)	(283,785)
	$ (2,991,577)	$ (2,849,354)

The Company's effective tax rate for the years ended December 31, 2008, 2007 and 2006 is analyzed as follows.  Rates were higher during the year ended December 31, 2006 due to losses in the S corporation being passed to the shareholders for tax reporting, whereas income earned by the insurance subsidiaries was taxed at the corporate level.  Shareholders were able to use S corporation losses to offset other income they may have had to the extent of their basis in their S corporation stock.

	2008	2007	2006
Statutory Federal income tax rate	34.0%	34.0%	34.0%
State income tax, net of Federal
tax effect	.1	.1	.1
Net tax effect of IRS regulations
on life insurance subsidiary	(3.5)	(2.9)	(4.3)
Tax effect of S corporation status	(2.7)	(5.2)	4.8
Other Items	(5.4)	(3.5)	(4.2)
Effective Tax Rate	22.5%	22.5%	30.4%

12. SEGMENT FINANCIAL INFORMATION:

The Company discloses segment information in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 131, “Disclosure about Segments of an Enterprise and Related Information,” which the Company adopted in 1998.  SFAS No. 131 requires companies to determine segments based on how management makes decisions about allocating resources to segments and measuring their performance.

Effective January 1, 2006, the Company realigned its reportable business segments in Georgia, dividing the previous two divisions into three divisions.  The Company now has six reportable segments: Division I through Division V and Division VII.  Each segment is comprised of a number of branch offices that are aggregated based on vice president responsibility and geographical location.  Division I is comprised of offices located in South Carolina.  Division II is comprised of offices in North Georgia, Division III encompasses Central and South Georgia offices, and Division VII is comprised of offices in West Georgia.  Division IV represents our Alabama and Tennessee offices, and our offices in Louisiana and Mississippi encompass Division V.  Division VI is reserved for future use.

Accounting policies of the segments are the same as those described in the summary of significant accounting policies.  Performance is measured based on objectives set at the beginning of each year and include various factors such as segment profit, growth in earning assets and delinquency and loan loss management.  All segment revenues result from transactions with third parties.  The Company does not allocate income taxes or corporate headquarter expenses to the segments.

-#-

Below is a performance recap of each of the Company's reportable segments for the year ended December 31, 2008 followed by a reconciliation to consolidated Company data.

Year 2008	Division I	Division II	Division III	Division IV	Division V	Division VII	Total Segments
Revenues:	( In Millions)
Finance Charges Earned	$ 13.4	$ 13.4	$ 18.0	$ 18.4	$ 16.2	$ 14.8	$ 94.2
Insurance Income	3.2	5.2	7.1	4.1	4.2	5.7	29.5
Other	.1	.9	1.2	.8	1.1	1.0	5.1
	16.7	19.5	26.3	23.3	21.5	21.5	128.8
Expenses:
Interest Cost	1.9	2.3	3.0	2.8	2.1	2.5	14.6
Provision for Loan Losses	3.6	2.5	4.7	4.6	3.7	3.6	22.7
Depreciation	.3	.3	.3	.4	.3	.3	1.9
Other	8.7	7.6	10.2	9.3	9.4	7.6	52.8
	14.5	12.7	18.2	17.1	15.6	14.0	92.0

Segment Profit	$ 2.2	$ 6.8	$ 8.1	$ 6.2	$ 6.0	$ 7.5	$ 36.8

Segment Assets:
Net Receivables	$ 40.0	$ 48.8	$ 64.4	$ 64.3	$ 45.6	$ 54.1	$317.2
Cash	.3	.4	.7	.5	.5	.5	2.9
Net Fixed Assets	1.2	.9	1.1	1.6	1.1	.7	6.6
Other Assets	.0	.1	.0	.1	.0	.0	.2
Total Segment Assets	$ 41.5	$ 50.2	$ 66.2	$ 66.5	$ 47.2	$ 55.3	$326.9

RECONCILIATION:							2008
Revenues:							(In Millions)
Total revenues from reportable segments							$ 128.8
Corporate finance charges earned not allocated to segments							.3
Reclass of investment income net against interest cost							.-
Reclass of insurance expense against insurance income							3.8
Timing difference of insurance income allocation to segments							5.5
Other revenues not allocated to segments							.2
Consolidated Revenues							$138.6

Net Income:
Total profit or loss for reportable segments							$ 36.8
Corporate earnings not allocated							9.8
Corporate expenses not allocated							(32.8)
Income taxes not allocated							(3.1)
Consolidated Net Income							$ 10.7

Assets:
Total assets for reportable segments							$326.9
Loans held at corporate home office level							2.8
Unearned insurance at corporate level							(11.4)
Allowance for loan losses at corporate level							(23.0)
Cash and cash equivalents held at corporate level							2.6
Investment securities at corporate level							82.0
Fixed assets at corporate level							2.7
Other assets at corporate level							6.8
Consolidated Assets							$389.4

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Below is a performance recap of each of the Company's reportable segments for the year ended December 31, 2007 followed by a reconciliation to consolidated Company data.

Year 2007	Division I	Division II	Division III	Division IV	Division V	Division VII	Total Segments
Revenues:	( In Millions)
Finance Charges Earned	$ 12.1	$ 12.0	$ 17.5	$ 16.7	$ 14.6	$ 13.9	$ 86.8
Insurance Income	3.0	4.8	7.6	4.3	4.1	5.7	29.5
Other	.1	.9	1.1	.7	1.1	1.0	4.9
	15.2	17.7	26.2	21.7	19.8	20.6	121.2
Expenses:
Interest Cost	2.0	2.3	3.4	2.9	2.2	2.7	15.5
Provision for Loan Losses	3.5	1.9	4.0	3.8	3.2	3.1	19.5
Depreciation	.3	.2	.3	.3	.3	.2	1.6
Other	7.7	7.2	9.8	7.5	8.5	7.3	48.0
	13.5	11.6	17.5	14.5	14.2	13.3	84.6

Segment Profit	$ 1.7	$ 6.1	$ 8.7	$ 7.2	$ 5.6	$ 7.3	$ 36.6

Segment Assets:
Net Receivables	$ 38.3	$ 45.9	$ 64.0	$ 59.6	$ 43.8	$ 52.4	$304.0
Cash	.3	.4	.7	.6	.5	.5	3.0
Net Fixed Assets	1.2	.8	1.1	1.3	1.0	.8	6.2
Other Assets	.0	.0	.1	.0	.1	.0	.2
Total Segment Assets	$ 39.8	$ 47.1	$ 65.9	$ 61.5	$ 45.4	$ 53.7	$313.4

RECONCILIATION:							2007
Revenues:							(In Millions)
Total revenues from reportable segments							$ 121.2
Corporate finance charges earned not allocated to segments							.3
Reclass of investment income net against interest cost							.0
Reclass of insurance expense against insurance income							4.3
Timing difference of insurance income allocation to segments							4.3
Other revenues not allocated to segments							.2
Consolidated Revenues							$130.3

Net Income:
Total profit or loss for reportable segments							$ 36.6
Corporate earnings not allocated							9.1
Corporate expenses not allocated							(30.0)
Income taxes not allocated							(3.5)
Consolidated Net Income							$ 12.2

Assets:
Total assets for reportable segments							$313.4
Loans held at corporate home office level							3.6
Unearned insurance at corporate level							(10.9)
Allowance for loan losses at corporate level							(20.0)
Cash and cash equivalents held at corporate level							29.0
Investment securities at corporate level							78.1
Fixed assets at corporate level							2.8
Other assets at corporate level							6.5
Consolidated Assets							$402.5

-#-

Below is a performance recap of each of the Company's reportable segments for the year ended December 31, 2006 followed by a reconciliation to consolidated Company data.

Year 2006	Division I	Division II	Division III	Division IV	Division V	Division VII	Total Segments
Revenues:	( In Millions)
Finance Charges Earned	$ 11.6	$ 10.3	$ 15.9	$ 14.6	$ 12.7	$ 12.5	$ 77.6
Insurance Income	2.8	4.3	7.2	4.0	3.6	5.4	27.3
Other	.1	.3	.4	.4	.3	.4	1.9
	14.5	14.9	23.5	19.0	16.6	18.3	106.8
Expenses:
Interest Cost	1.6	1.7	2.7	2.2	1.7	2.0	11.9
Provision for Loan Losses	3.6	1.7	3.9	3.2	2.6	2.9	17.9
Depreciation	.3	.2	.2	.2	.3	.2	1.4
Other	7.2	6.9	9.4	6.7	7.7	6.9	44.8
	12.7	10.5	16.2	12.3	12.3	12.0	76.0

Segment Profit	$ 1.8	$ 4.4	$ 7.3	$ 6.7	$ 4.3	$ 6.3	$ 30.8

Segment Assets:
Net Receivables	$ 35.0	$ 38.6	$ 60.7	$ 53.6	$ 39.5	$ 47.6	$275.0
Cash	.5	.5	.8	.7	.7	.6	3.8
Net Fixed Assets	.8	.7	.7	.8	.7	.7	4.4
Other Assets	.1	.1	.1	.0	.1	.0	.4
Total Segment Assets	$ 36.4	$ 39.9	$ 62.3	$ 55.1	$ 41.0	$ 48.9	$283.6

RECONCILIATION:							2006
Revenues:							(In Millions)
Total revenues from reportable segments							$106.8
Corporate finance charges earned not allocated to segments							.2
Reclass of investment income net against interest cost							(.0)
Reclass of insurance expense against insurance income							3.7
Timing difference of insurance income allocation to segments							4.0
Other revenues not allocated to segments							.3
Consolidated Revenues							$115.0

Net Income:
Total profit or loss for reportable segments							$ 30.8
Corporate earnings not allocated							8.2
Corporate expenses not allocated							(28.0)
Income taxes not allocated							(3.3)
Consolidated Net Income							$ 7.7

Assets:
Total assets for reportable segments							$283.7
Loans held at corporate home office level							2.6
Unearned insurance at corporate level							(9.7)
Allowance for loan losses at corporate level							(18.1)
Cash and cash equivalents held at corporate level							22.1
Investment securities at corporate level							73.1
Fixed assets at corporate level							2.6
Other assets at corporate level							6.3
Consolidated Assets							$362.6

-#-

DIRECTORS AND EXECUTIVE OFFICERS

Directors
Principal Occupation, Has Served as a
Name Title and Company Director Since

Ben F. Cheek, III Chairman of Board and Chief Executive Officer, 1967
1st Franklin Financial Corporation

Ben F. Cheek, IV Vice Chairman of Board, 2001
1st Franklin Financial Corporation

A. Roger Guimond Executive Vice President and 2004
Chief Financial Officer,
1st Franklin Financial Corporation

John G. Sample, Jr. Senior Vice President and Chief Financial Officer, 2004
Atlantic American Corporation

C. Dean Scarborough Real Estate Agent 2004

Robert E. Thompson Retired Doctor 1970

Keith D. Watson Vice President and Corporate Secretary, 2004
Bowen & Watson, Inc.

Executive Officers
Served in this
Name Position with Company Position Since

Ben F. Cheek, III Chairman of Board and CEO 1989

Ben F. Cheek, IV Vice Chairman of Board 2001

Virginia C. Herring President 2001

A. Roger Guimond Executive Vice President and
Chief Financial Officer 1991

J. Michael Culpepper Executive Vice President and 2006
Chief Operating Officer

C. Michael Haynie Executive Vice President - 2006
Human Resources

Karen S. Lovern Executive Vice President - 2006
Strategic and Organization Development

Charles E. Vercelli, Jr. Executive Vice President - 2008
General Counsel

Lynn E. Cox Vice President / Secretary & Treasurer 1989

CORPORATE INFORMATION

Corporate Offices Legal Counsel Independent Registered Public
P.O. Box 880 Jones Day Accounting Firm
135 East Tugalo Street Atlanta, Georgia Deloitte & Touche LLP
Toccoa, Georgia 30577 Atlanta, Georgia
(706) 886-7571

Requests for Additional Information

Informational inquiries, including requests for a copy of the Company’s most recent annual report on Form 10-K, and any subsequent quarterly reports on Form 10-Q, as filed with the Securities and Exchange Commission, should be addressed to the Company's Secretary at the corporate offices listed above.

-#-

BRANCH OPERATIONS

Division I - South Carolina

	Virginia K. Palmer	----------	Vice President
Regional Operations Directors
	Glenn M. Drawdy		Brian L. McSwain
	Michael J. Lee		Roy M. Metzger
	Judy E. Mayben		Larry D. Mixson

Division II - Northeast Georgia

	Ronald F. Morrow	----------	Vice President
Regional Operations Directors
	A. Keith Chavis		Janee G. Huff
	Shelia H. Garrett		John R. Massey
	Harriet Healey		Sharon S. Langford

Division III – Northwest / Central Georgia

	Dianne H. Moore	----------	Vice President
Regional Operations Directors
	Bertrand P. Brown		Jeffrey C. Lee
	William J. Daniel		Thomas C. Lennon
	Judy A. Landon		Marcus C. Thomas

Division IV - South Georgia

	Michael J. Whitaker	----------	Vice President
Regional Operations Directors
	Joseph R. Cherry		Johnny M. Olive
	Jerry H. Hughes		Hilda L. Phillips
	Janice B. Hyde		Henrietta R. Reathford

Division V – Alabama and Tennessee

	James P. Smith, III	----------	Vice President
Regional Operations Directors
	Sonya L. Acosta		T. Loy Davis
	Bryan W. Cook		John B. Gray
	Charles R. Childress		Marty B. Miskelly
Jeremy R. Cranfield

Division VII - Louisiana and Mississippi

	Ronald E. Byerly	----------	Vice President
Regional Operations Directors
	Jack L. Hobgood		Michelle M. Rentz
	James A. Mahaffey		Diana L. Vaughn

ADMINISTRATION

Lynn E. Cox	Vice President – Investment Center	Pamela S. Rickman	Vice President - Compliance / Audit
Cindy Mullin	Vice President – Information Technology	R. Darryl Parker	Vice President - Employee Development
Anita S. Looney	Vice President – Branch Administration

___________________

2008 BEN F. CHEEK, JR. "OFFICE OF THE YEAR"

*********************
** PICTURE OF EMPLOYEES **
*********************

This award is presented annually in recognition of the office that represents the highest overall performance within the Company.  Congratulations to the entire New Iberia, Louisiana staff for this significant achievement.  The Friendly Franklin Folks salute you!

-#-

INSIDE BACK COVER PAGE OF ANNUAL REPORT

(Graphic showing state maps of Alabama, Georgia, Louisiana, Mississippi and South Carolina which is regional operating territory of Company and listing of branch offices)

1st FRANKLIN FINANCIAL CORPORATION BRANCH OFFICES

ALABAMA
Adamsville	Bessemer	Enterprise	Huntsville (2)	Opp	Scottsboro
Albertville	Center Point	Fayette	Jasper	Oxford	Selma
Alexander City	Clanton	Florence	Moody	Ozark	Sylacauga
Andalusia	Cullman	Fort Payne	Moulton	Pelham	Troy
Arab	Decatur	Gadsden	Muscle Shoals	Prattville	Tuscaloosa
Athens	Dothan	Hamilton	Opelika	Russellville (2)	Wetumpka

GEORGIA
Adel	Canton	Dahlonega	Glennville	Madison	Statesboro
Albany (2)	Carrollton	Dallas	Gray	Manchester	Stockbridge
Alma	Cartersville	Dalton	Greensboro	McDonough	Swainsboro
Americus	Cedartown	Dawson	Griffin (2)	Milledgeville	Sylvania
Athens (2)	Chatsworth	Douglas (2)	Hartwell	Monroe	Sylvester
Bainbridge	Clarkesville	Douglasville	Hawkinsville	Montezuma	Thomaston
Barnesville	Claxton	East Ellijay	Hazlehurst	Monticello	Thomson
Baxley	Clayton	Eastman	Helena	Moultrie	Tifton
Blairsville	Cleveland	Eatonton	Hinesville (2)	Nashville	Toccoa
Blakely	Cochran	Elberton	Hogansville	Newnan	Valdosta (2)
Blue Ridge	Colquitt	Fitzgerald	Jackson	Perry	Vidalia
Bremen	Commerce	Flowery Branch	Jasper	Pooler	Villa Rica
Brunswick	Conyers	Forsyth	Jefferson	Richmond Hill	Warner Robins
Buford	Cordele	Fort Valley	Jesup	Rome	Washington
Butler	Cornelia	Gainesville	LaGrange	Royston	Waycross
Cairo	Covington	Garden City	Lavonia	Sandersville	Waynesboro
Calhoun	Cumming	Georgetown	Lawrenceville	Savannah	Winder

LOUISIANA
Alexandria	DeRidder	Houma	Marksville	New Iberia	Prairieville
Bossier City	Eunice	Jena	Minden	Opelousas	Ruston
Crowley	Franklin	Lafayette	Morgan City	Pineville	Slidell
Denham Springs	Hammond	Leesville	Natchitoches

DeRidder

MISSISSIPPI
Batesville	Columbus	Hattiesburg	Jackson	New Albany	Ripley
Bay St. Louis	Corinth	Hazlehurst	Kosciusko	Newton	Senatobia
Booneville	Forest	Hernando	Magee	Oxford	Starkville
Brookhaven	Grenada	Houston	McComb	Pearl	Tupelo
Carthage	Gulfport	Iuka	Meridian	Picayune	Winona
Columbia

Columbia

SOUTH CAROLINA
Aiken	Cheraw	Florence	Lexington	North Charleston	Summerville
Anderson	Chester	Gaffney	Lugoff	North Greenville	Sumter
Barnwell	Clemson	Greenville	Manning	Orangeburg	Union
Batesburg- Leesville	Columbia	Greenwood	Marion	Rock Hill	Walterboro
Boling Springs	Conway	Greer	Moncks Corner	Seneca	Winnsboro
Cayce	Dillon	Lancaster	Newberry	Simpsonville	York
Charleston	Easley	Laurens	North Augusta	Spartanburg

TENNESSEE
Athens	Elizabethton	Johnson City	Kingsport	Lenior City	Sparta
Bristol

1st FRANKLIN FINANCIAL CORPORATION

MISSION STATEMENT:

 "1st Franklin Financial is a major provider of financial and consumer services to individuals and families.

Our business will be managed according to best practices that will allow us to maintain a healthy financial position.”

CORE VALUES:

➢ Integrity Without Compromise

➢ Open Honest Communication

➢ Respect all Customers and Employees

➢ Teamwork and Collaboration

➢ Personal Accountability

➢ Run It Like You Own It

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